Robert Half International

A Global Leader in Professional Services Since 1948

2012 Annual Report



About Robert Half International

Founded in 1948, Robert Half International pioneered the concept of professional staffing services. Today, we offer businesses a full spectrum of specialized staffing and consulting solutions. Robert Half has appeared on FORTUNE® magazine's "Most Admired Companies" list every year since 1998 and also appears on Ethisphere's 2013 list of the "World's Most Ethical Companies." The company is traded on the New York Stock Exchange (symbol: RHI) and is a member of the S&P 500 index and the FTSE4Good Responsible Investment Index.

Professional Staffing Services

Robert Half is the world's first and largest specialized staffing firm with more than 345 locations in 20 countries. Our experienced, knowledgeable staffing and recruitment professionals are committed to finding the right match for our clients and job candidates. We simplify the hiring process by combining the best technology with one-to-one, personal service.

The professional staffing divisions of Robert Half include Accountemps®, Robert Half® Finance & Accounting and Robert Half® Management Resources, for temporary, full-time and senior-level project professionals, respectively, in the fields of accounting and finance; OfficeTeam®, for highly skilled office and administrative support professionals; Robert Half® Technology, for information technology professionals; Robert Half® Legal, for legal personnel; and The Creative Group®, for interactive, design, marketing, advertising and public relations professionals.

Risk & Business Consulting.
Internal Audit.

Protiviti is a global consulting firm that helps companies solve problems in finance, technology, operations, governance, risk and internal audit. The company and its independently owned member firms serve clients through a network of more than 70 locations in 23 countries. Protiviti helps businesses seize new opportunities for growth and profitability while also working with them to protect enterprise value.

Follow Robert Half and its professional staffing divisions on social media by visiting **roberthalf.com/follow**. Connect with Protiviti at **protiviti.com**.

Selected Financial Data

(in millions, except per share amounts)

Years ended December 31,	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Income Statement Data:											
Net service revenues	$ 4,111.2	$ 3,777.0	$ 3,175.1	$ 3,036.5	$ 4,600.6	$ 4,645.7	$ 4,013.5	$ 3,338.4	$ 2,675.7	$ 1,975.0	$ 1,905.0
Net income	$ 209.9	$ 149.9	$ 66.1	$ 37.3	$ 250.2	$ 296.2	$ 283.2	$ 237.9	$ 140.6	$ 6.4	$ 2.2
Net income available to common stockholders – diluted	$ 208.9	$ 147.8	$ 63.7	$ 35.1	$ 242.7	$ 288.8	$ 276.8	$ 233.8	$ 138.5	$ 6.3	$ 2.1
Diluted net income per share	$ 1.50	$ 1.04	$ .44	$ .24	$ 1.59	$ 1.78	$ 1.62	$ 1.35	$ .79	$ .04	$ .01
Diluted shares	139.4	141.8	144.0	146.6	152.5	162.6	170.6	173.7	175.6	171.6	175.5
Cash dividends declared per share	$ .60	$ .56	$ .52	$ .48	$ .44	$ .40	$ .32	$ .28	$ .18	$ –	$ –
Cash Flow Data:											
Net cash flows provided by operating activities	$ 289.2	$ 256.3	$ 175.9	$ 240.2	$ 447.1	$ 411.2	$ 376.2	$ 327.5	$ 161.8	$ 112.8	$ 161.2
Capital expenditures	$ 50.1	$ 56.5	$ 35.1	$ 41.2	$ 73.4	$ 83.8	$ 80.4	$ 61.8	$ 32.9	$ 36.8	$ 47.4
Balance Sheet Data at Year-End:											
Total assets	$ 1,381.3	$ 1,311.8	$ 1,274.0	$ 1,283.5	$ 1,411.9	$ 1,450.3	$ 1,459.0	$ 1,318.7	$ 1,198.7	$ 985.6	$ 938.0
Debt financing	$ 1.5	$ 1.7	$ 1.8	$ 1.9	$ 2.0	$ 4.1	$ 4.2	$ 3.1	$ 2.3	$ 2.4	$ 2.5
Stockholders' equity	$ 842.0	$ 800.5	$ 834.4	$ 899.8	$ 983.9	$ 984.0	$ 1,042.7	$ 970.9	$ 911.9	$ 788.7	$ 745.0

Revenues
(in millions)



$5,000
$4,000
$3,000
$2,000
$1,000
0
02 03 04 05 06 07 08 09 10 11 12

Net Cash Flows Provided by Operating Activities
(in millions)



$500
$400
$300
$200
$100
0
02 03 04 05 06 07 08 09 10 11 12

To Our Stockholders



Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer



M. Keith Waddell
Vice Chairman, President
and Chief Financial Officer

Robert Half performed well in 2012. Full-year revenues of $4.1 billion grew 9 percent from the prior year, and diluted earnings per share of $1.50 increased much faster, at 44 percent. Our business last year was characterized by generally healthy U.S. demand for our temporary staffing and permanent placement services and Protiviti's offerings. By contrast, our non-U.S. operations were challenged by weaker economies in select countries, particularly in parts of Europe.

U.S. real gross domestic product grew during 2012 at a 2.2 percent rate, modestly ahead of the prior year's 1.8 percent increase. Labor markets also showed moderate improvement, with monthly U.S. nonfarm job growth averaging 182,750 in 2012. Those employment increases, along with a shrinking labor participation rate, caused the unemployment rate to decline to 7.8 percent at the end of 2012, down from 8.3 percent at the start of the year. In February 2013, the U.S. jobless rate declined further, to 7.7 percent.

Stepped-up secular demand for flexible staffing provided a tailwind for our business, particularly in the United States. Companies are using temporary and project-based workers to gain access to skills when and for as long as they need them, which keeps their labor costs variable. The appeal of flexible staffing is magnified during periods of increased economic and political uncertainty, and this was true in 2012. The penetration of temporary employees into the overall labor force has continued to rise. Temporary workers today represent 1.9 percent of U.S. nonfarm employment, a penetration level that approaches the record high of slightly more than 2 percent in 2000.

By the middle of last year, Robert Half's quarterly revenues had returned to 2006 levels. This is notable when considering the U.S. unemployment rate averaged 4.6 percent in 2006, compared to a much-higher average unemployment rate of 8.2 percent in the first half of 2012. This ability to generate comparable revenues in a more challenging labor market underscores the higher secular demand for flexible staffing and is testament to the hard work and effectiveness of our experienced field staff and corporate services leaders.

International staffing activities accounted for 27 percent of our 2012 overall staffing revenues and declined 3 percent from the prior year. The majority of the total (16 percent) came from Europe, where we operate in 10 countries. Our best-performing European business was in Germany, where demand drivers are similar to those in the United States. We see a considerable market opportunity in Germany and continue to make staffing investments there. In the United Kingdom, results were affected by difficult economic conditions and persistent high unemployment. To combat the weaker demand environment, we reduced spending, limited geographic expansion and focused on growing profitability in established markets.

Financial Condition

Once again, our business demonstrated the ability to produce generous amounts of cash. Last year, cash provided by operating activities totaled $289 million; the past five-year total was $1.4 billion. We used nearly all of the cash generated in 2012 to: 1) invest in the business; 2) purchase our shares in the open market; 3) pay cash dividends; and 4) complete two small acquisitions. Our $288 million cash balance at year-end was up $8 million from the prior year.

Capital expenditures in 2012 were $50.1 million. Those outlays were equivalent to 1.2 percent of revenues, which is a bit below the prior five-year average of 1.5 percent. Both percentages are relatively low by typical U.S. corporate standards. We are not a brick-and-mortar-intensive business. Much of our spending in recent years has been for updating computer hardware and software used throughout our organization. The Internet has had a significant effect on the job search and recruitment processes. More recently, the proliferation of social networking vehicles has introduced new tools for our recruiters to employ. Early on, we recognized the considerable benefits the digital world would bring to the staffing industry. We are committed to continuing to provide our people with state-of-the-art technologies.

After netting investing outlays, free cash flow totaled $216 million and was $1.1 billion for the past five years. We have long been dedicated to returning cash to our shareholders. Last year was the 16th consecutive year in which we purchased our common shares in the open market. During 2012, we spent $133 million to acquire 4.7 million shares in the open market. An additional 11.4 million shares remain authorized for purchase through 2013 and beyond. We have also returned cash to shareholders through the payment of cash dividends since 2004. Last year, our board declared a $0.15 per share quarterly payout, which consumed $84 million of cash. Early in 2013, the board raised the quarterly cash dividend to $0.16 per share. The dividend amount has been increased yearly since it was initiated while compounding at a 12 percent average annual rate.

"The dividend amount has been increased yearly since it was initiated while compounding at a 12 percent average annual rate."

"We believe strongly that there is ample market opportunity for our industry and company to grow organically."

Our preference has been to grow the business internally rather than to expand by making acquisitions. We believe strongly that there is ample market opportunity for our industry and company to grow organically. We also believe that relying on acquisitions as a primary growth strategy carries higher risk, especially to our unique corporate culture. However, that does not mean we will not look at acquisition opportunities when the businesses involved represent an excellent fit both culturally and strategically. Last year, we completed two relatively small transactions. In June, Protiviti, our internal audit and consulting unit, purchased Arsenal Security Group, Inc., a Virginia-based business that provides IT security and privacy consulting services. Then, in December, Protiviti purchased the assets of SusQtech Inc. It will complement Protiviti's Microsoft technology-based consulting services. It will also have a role in serving the client base of Robert Half's staffing operations.

Division Highlights

Our three finance and accounting staffing divisions represent the majority of our staffing business domestically and internationally. Combined revenues in 2012 were $2.4 billion and represented 57 percent of consolidated revenues. Revenues from these three mainstay businesses combined grew 9 percent last year.

Accountemps provides accounting personnel on a temporary basis. It was our initial temporary staffing offering and is our largest single business unit. Its 2012 revenues were $1.5 billion, or 37 percent of the corporate total. Its global full-year revenues increased 9 percent, with domestic business showing better gains than those in international markets. All four quarters produced year-to-year improvement, but quarterly increases moderated as year-ago comparisons became more demanding.

Robert Half Management Resources provides senior-level accounting and finance professionals on a project basis, often for longer-duration assignments. This business was launched in 1997. Last year's revenues of $506 million were 10 percent higher than the prior year and were equivalent to 12 percent of the companywide total. All four quarters showed solid gains, with the first six months stronger than the second half of the year. Robert Half Management Resources, as well as our other staffing lines of business, provide us with an important competitive advantage: They enable us to offer a unique delivery model by combining highly experienced interim professionals with Protiviti's consultants and its business solutions to serve a broad range of client needs at attractive prices.

Robert Half Finance & Accounting provides specialized permanent placement services and was our original business. Its 2012 revenues of $334 million increased 11 percent from the prior year and represented 8 percent of consolidated revenues. The permanent placement business enjoyed solid gains throughout the year, with stronger increases in the first two quarters of 2012.

OfficeTeam is our specialty administrative staffing unit. Last year's revenues of $815 million increased 8 percent over the prior year. OfficeTeam revenues represented 20 percent of the consolidated total. This business began in 1991 and was our first expansion effort outside of the accounting and finance specialties. Over those more than two decades, OfficeTeam has differentiated itself by focusing on high-end administrative staffing.

Robert Half Technology revenues of $476 million were 12 percent of the total and 11 percent ahead of last year. We have identified IT staffing as a significant growth vehicle and have supported it domestically and in select international markets with increased staffing investment. The digital world has become integral to our small to midmarket client base. However, many of these smaller businesses cannot justify adding full-time employees and turn to staffing firms for technical support and assistance with software customization and development. We aim to leverage our well-established relationships with accounting and finance managers to achieve a leadership position in the growing IT business sector.

"We have identified IT staffing as a significant growth vehicle and have supported it domestically and in select international markets with increased staffing investment."

Robert Half staffing divisions operate in 19 countries outside the United States. Revenues for international staffing operations were $983 million in 2012, down just under 3 percent from the prior year's total. Non-U.S. temporary staffing revenues accounted for 86 percent of that total and declined 3 percent, while foreign permanent placement produced the other 14 percent of revenues, down less than 1 percent. Soft economic conditions in parts of Europe and elsewhere overseas negatively affected our non-U.S. staffing business, but the effect was moderated by our limited presence in the hardest-hit countries. Our business in Germany held up well, and, in North America, Canada remained strong.

Protiviti, our global business consulting unit, had its best year since 2008. Revenues in 2012 were $453 million, or 11 percent of the corporate total, and were 7 percent ahead of the prior year. Domestic revenues accounted for 77 percent of the total and grew 11 percent. By contrast, non-U.S. Protiviti billings declined 5 percent.

Protiviti celebrated its 10th anniversary in 2012. In the first half of that decade, surging demand for the unit's compliance services was fueled by the 2002 enactment of the Sarbanes-Oxley Act. But then, large companies, and later smaller businesses, affected by the act became compliant and needed less assistance, and Protiviti was challenged to replace a significant part of those lost revenues. In recent years, it has done an exceptional job of achieving that objective. Protiviti continues to be a leader in providing internal audit and internal controls-related activities and now also provides consulting services in areas such as finance, technology, operations, governance and risk.

Protiviti's non-U.S. operations were pressured last year by unsettled European economic conditions, stemming in part from the lingering debt crisis on the Continent. Economic weakness led to uneven demand, which, in turn, was reflected in price compression in select markets. In the Asia-Pacific region, consulting billings were limited by persistent economic uncertainty in Japan and slower growth in China.

Protiviti operates in 73 locations in 23 countries. This total includes company-owned offices and independently owned member firms in Europe, the Middle East, Asia-Pacific and the Americas.

Our Service and Our Brands

Over the years, we have strived to develop a reputation for providing unparalleled service to our clients and job candidates. In 2012, we made it faster and easier for job candidates to register with us online. We also introduced remote skills evaluation and increased our use of video interviews of prospective job candidates to make the process more convenient. Clients benefited from these efforts because candidates with the right skills were presented to them more rapidly.

"Last year, we continued to invest in ways to use online channels and social media networks to build awareness of our brands and to improve service levels."

We believe our brands are among the most visible in the staffing industry. Last year, we continued to make investments in marketing and public relations to further strengthen our brand presence. The popularity of our *Salary Guides* has increased, and we now publish them around the globe in six languages. Each of our staffing divisions makes Salary Calculators available as mobile applications. Our various brand names have been featured tens of thousands of times in media outlets that reached millions of readers, viewers, listeners and website visitors. And the number of followers of our multilanguage corporate social media sites doubled in 2012.

Blogs, online networks and other popular social media vehicles have fundamentally changed how people communicate and share information. Last year, we continued to invest in ways to use online channels and social media networks to build awareness of our brands and to improve service levels. Social networking tools have become increasingly important to help us do what we do. But we are equally committed to providing the personal service and know-how that are the hallmarks of our skilled staffing and recruitment professionals.

Clients who believe they can use the Internet alone to meet their staffing needs often become open to using our services once they recognize that web searches are simply a starting point. Robert Half professionals have the expertise it takes to complete the multiple steps in the recruiting process: personal interviews, technical skills evaluations, reference checks, soft skills assessments and, critically, assessing the fit with an employer's work environment.

Looking Ahead

Robert Half is positioned to grow. Our optimism about the future is based on underlying economic and business trends, as well as the unique strengths of our company. Global staffing is a huge industry: Annual worldwide revenues are estimated at $400 billion. Moreover, the industry is growing. In the United States, the Bureau of Labor Statistics reports that employment services will be among the 20 industries adding the most jobs between 2010 and 2020.

The industry growth we are already seeing in this cycle suggests that at least some employers are using professional temporary workers for the first time. As the benefits of using flexible staffing become visible to the newly initiated, we expect that temporary help could have a bigger role in companies' future staffing strategies.

We occupy an enviable place within the industry. Shortages of highly skilled professional workers persist despite lingering high general unemployment rates. Many of the shortages are in fields in which we are the leader in sourcing and placing candidates. Our global networks provide us with a competitive advantage. We enjoy a well-established reputation for helping clients locate talent that is proving so elusive this cycle.

"We enjoy a well-established reputation for helping clients locate talent that is proving so elusive this cycle."

Our target market of small and midsize companies is hiring. We believe skilled temporary professionals are an enduring part of the human resources mix for an increasing number of companies. Employing variable-cost labor gives companies greater control over their personnel budgets and provides them with access to skilled talent on demand. We believe there is opportunity for the U.S. temporary worker penetration rate to increase further based on recurring demand for staffing flexibility.

“Offering blended solutions means we can provide high-value services more cost-effectively than our competitors.”

We are optimistic about the promise of the technology staffing market and its implications for Robert Half. Companies, including small and midsize businesses, are under pressure to keep pace with technology innovation in order to stay competitive. Flexible staffing can be an economical solution in these situations.

Ongoing regulatory changes in the financial services industry and the implementation of new healthcare legislation in the United States could be a source of demand for our staffing services and for Protiviti. The Patient Protection and Affordable Care Act may provide Robert Half with business opportunities as employers evaluate staffing decisions in the new healthcare environment. A flexible staffing approach may help reduce the cost of compliance for certain businesses.

Robert Half differentiates itself in the staffing industry by our ability to combine the services of our staffing divisions with the consulting capabilities of Protiviti. Offering blended solutions means we can provide high-value services more cost-effectively than our competitors.

Our accomplishments in 2012 are the result of the hard work and dedication of our single greatest asset: our people. We believe we have the best professionals and the most experienced management teams in our industry. We thank our employees for their contributions last year and for the passion they bring to their work every day.

We also would like to convey our gratitude to the members of our board of directors for the counsel, encouragement and guidance they provide. And, of course, our appreciation extends to you, our stockholders, for your continued confidence and support.

Respectfully submitted,

Harold M. Messmer, Jr.	M. Keith Waddell
Chairman and Chief Executive Officer	*Vice Chairman, President and Chief Financial Officer*
March 11, 2013	March 11, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-10427

ROBERT HALF INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**94-1648752**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2884 Sand Hill Road, Menlo Park, California	**94025**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(650) 234-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $.001 per Share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company. ☐ Yes ☒ No

As of June 30, 2012, the aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $3,863,044,952 based on the closing sale price on that date. This amount excludes the market value of 6,560,627 shares of Common Stock directly or indirectly held by registrant's directors and officers and their affiliates.

As of January 31, 2013, there were 139,550,711 outstanding shares of the registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be mailed to stockholders in connection with the registrant's annual meeting of stockholders, scheduled to be held in May 2013, are incorporated by reference in Part III of this report. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be part of this report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. Business

Robert Half International Inc. (the "Company") provides specialized staffing and risk consulting services through such divisions as *Accountemps®, Robert Half® Finance & Accounting, OfficeTeam®, Robert Half® Technology, Robert Half® Management Resources, Robert Half® Legal, The Creative Group®,* and *Protiviti®*. The Company, through its *Accountemps, Robert Half Finance & Accounting*, and *Robert Half Management Resources* divisions, is the world's largest specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *Robert Half Technology* provides information technology professionals. *Robert Half Legal* provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. *Protiviti*, which began operations in 2002, is a global business consulting and internal audit firm. *Protiviti*, which primarily employs professionals specializing in risk, advisory and transactional services, is a wholly-owned subsidiary of the Company.

The Company's business was originally founded in 1948. Prior to 1986, the Company was primarily a franchisor, under the names *Accountemps* and *Robert Half* (now called *Robert Half Finance & Accounting*), of offices providing temporary and full-time professionals in the fields of accounting and finance. Beginning in 1986, the Company and its current management embarked on a strategy of acquiring franchised locations. All of the franchises have been acquired. The Company believes that direct ownership of offices allows it to better monitor and protect the image of its tradenames, promotes a more consistent and higher level of quality and service throughout its network of offices and improves profitability by centralizing many of its administrative functions. Since 1986, the Company has significantly expanded operations at many of the acquired locations, opened many new locations and acquired other local or regional providers of specialized temporary service personnel. The Company has also expanded the scope of its services by launching the new product lines *OfficeTeam, Robert Half Technology, Robert Half Management Resources, Robert Half Legal* and *The Creative Group.*

In 2002, the Company hired more than 700 professionals who had been affiliated with the internal audit and business and technology risk consulting practice of Arthur Andersen LLP, including more than 50 individuals who had been partners of that firm. These professionals formed the base of the Company's Protiviti Inc. subsidiary. *Protiviti®* has enabled the Company to enter the market for business consulting and internal audit services, which market the Company believes offers synergies with its traditional lines of business.

Accountemps

The *Accountemps* temporary services division offers customers a reliable and economical means of dealing with uneven or peak work loads for accounting, tax and finance personnel caused by such predictable events as vacations, taking inventories, tax work, month-end activities and special projects and such unpredictable events as illness and emergencies. Businesses view the use of temporary employees as a means of controlling personnel costs and converting such costs from fixed to variable. The cost and inconvenience to clients of hiring and firing regular employees are eliminated by the use of *Accountemps* temporaries. The temporary workers are employees of *Accountemps* and are paid by *Accountemps*. The customer pays a fixed rate only for hours worked.

Accountemps clients may fill their regular employment needs by using an *Accountemps* employee on a trial basis and, if so desired, "converting" the temporary position to a regular position. The client typically pays a one-time fee for such conversions.

OfficeTeam

The Company's *OfficeTeam* division, which commenced operations in 1991, places temporary and full-time office and administrative personnel, ranging from word processors to office managers. *OfficeTeam* operates in much the same fashion as the *Accountemps* division.

Robert Half Finance & Accounting

The Company's *Robert Half Finance & Accounting* division specializes in the placement of full-time accounting, financial, tax and banking personnel. Fees for successful placements are paid only by the employer and are generally a percentage of the new employee's annual compensation. No fee for placement services is charged to employment candidates.

Robert Half Technology

The Company's *Robert Half Technology* division, which commenced operations in 1994, specializes in providing information technology contract consultants and placing full-time employees in areas ranging from multiple platform systems integration to end-user support, including specialists in web development, networking, application development, systems integration, database design, security and business continuity, and desktop support.

Robert Half Legal

Since 1992, the Company has been placing temporary and full-time employees in attorney, paralegal, legal administrative and legal secretarial positions through its *Robert Half Legal* division. The legal profession's requirements (the need for confidentiality, accuracy and reliability, a strong drive toward cost-effectiveness, and frequent peak workload periods) are similar to the demands of the clients of the *Accountemps* division.

Robert Half Management Resources

The Company's *Robert Half Management Resources* division, which commenced operations in 1997, specializes in providing senior level project professionals in the accounting and finance fields, including chief financial officers, controllers, and senior financial analysts, for such tasks as financial systems conversions, expansion into new markets, business process reengineering and post-merger financial consolidation.

The Creative Group

The Creative Group division commenced operations in 1999 and serves clients in the areas of advertising, marketing and web design and places project consultants in a variety of positions such as creative directors, graphics designers, web content developers, web designers, media buyers, and public relations specialists.

Protiviti

Protiviti is a global business consulting and internal audit firm composed of experts specializing in risk, advisory and transactional services. The firm helps clients solve problems in finance and transactions, operations, technology, litigation, governance, risk and compliance.

Marketing and Recruiting

The Company markets its staffing services to clients as well as employment candidates. Local marketing and recruiting are generally conducted by each office or related group of offices. Local advertising directed to clients and employment candidates consists of radio, websites, social media, job banks and trade shows. Direct marketing through e-mail, regular mail and telephone solicitation also constitutes a significant portion of the Company's total advertising. National advertising conducted by the Company consists primarily of radio, outdoor/billboard, digital and print advertisements in national newspapers, magazines, websites, social media sites and trade journals. Additionally, the Company has expanded its use of job boards in all aspects of sales and recruitment. Joint marketing arrangements have been entered into with major software manufacturers and typically provide for development of proprietary skills tests, cooperative advertising, joint mailings and similar promotional activities. The Company also actively seeks endorsements and affiliations with professional organizations in the business management, office administration and professional secretarial fields. In addition, the Company conducts public relations activities designed to enhance public recognition of the Company and its services. This includes outreach to journalists, bloggers and social media influencers, and the distribution of thought leadership via print, video, corporate-maintained social media sites and other online properties. Local employees are encouraged to be active in civic organizations and industry trade groups.

Protiviti markets its business consulting and internal audit services to a variety of clients in a range of industries. Industry and competency teams conduct targeted marketing efforts, both locally and nationally, including print advertising and branded speaking events, with support from *Protiviti* management. National advertising conducted by *Protiviti* consists primarily of print advertisements in national newspapers, magazines and selected trade journals. *Protiviti* has programs to share its insights with clients on current corporate governance and risk management issues. It conducts public relations activities, such as distributing press releases, white papers, case studies and newsletters, designed to enhance recognition for the *Protiviti* brand, establish its expertise in key issues surrounding its business and promote its services. *Protiviti* plans to expand both the services and value added content on the *Protiviti.com* website and increase traffic through targeted Internet advertising. Local employees are encouraged to be active in relevant social media communities, civic organizations and industry trade groups.

The Company and its subsidiaries own many trademarks, service marks and tradenames, including the *Robert Half® Finance & Accounting, Accountemps®, OfficeTeam®, Robert Half® Technology, Robert Half® Management Resources, Robert Half® Legal, The Creative Group®* and *Protiviti®* marks, which are registered in the United States and in a number of foreign countries.

Organization

Management of the Company's staffing operations is coordinated from its headquarters facilities in Menlo Park and San Ramon, California. The Company's headquarters provides support and centralized services to its offices in the administrative, marketing, public relations, accounting, training and legal areas, particularly as it relates to the standardization of the operating procedures of its offices. As of December 31, 2012, the Company conducted its staffing services operations through 349 offices in 42 states, the District of Columbia and 19 foreign countries. Office managers are responsible for most activities of their offices, including sales, local advertising and marketing and recruitment.

The day-to-day operations of *Protiviti* are managed by a chief executive officer and a senior management team with operational and administrative support provided by individuals located in San Ramon and Menlo Park, California. As of December 31, 2012, *Protiviti* had 60 offices in 23 states and 12 foreign countries.

Competition

The Company's staffing services face competition in attracting clients as well as skilled specialized employment candidates. The staffing business is highly competitive, with a number of firms offering services similar to those provided by the Company on a national, regional or local basis. In many areas the local companies are the strongest competitors. The most significant competitive factors in the staffing business are price and the reliability of service, both of which are often a function of the availability and quality of personnel. The Company believes it derives a competitive advantage from its long experience with and commitment to the specialized employment market, its national presence, and its various marketing activities.

Protiviti faces competition in its efforts to attract clients and win proposal presentations. The risk consulting and internal audit businesses are highly competitive. In addition, the changing regulatory environment is increasing opportunities for non-attestation audit and risk consulting services. The principal competitors of *Protiviti* remain the "big four" accounting firms. Significant competitive factors include reputation, technology, tools, project methodologies, price of services and depth of skills of personnel. *Protiviti* believes its competitive strengths lie in its unique ability to couple the deep skills and proven methodologies of its "big four" heritage with the customer focus and attention of a smaller organization.

Employees

The Company has approximately 12,000 full-time employees, including approximately 2,500 engaged directly in *Protiviti* operations. In addition, the Company placed approximately 191,000 temporary employees on assignments with clients during 2012. Employees placed by the Company on assignment with clients are the Company's employees for all purposes while they are working on assignments. The Company pays the related costs of employment, such as workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company provides access to voluntary health insurance coverage to interested temporary employees.

Other Information

The Company's current business constitutes three business segments. (See Note M of Notes to Consolidated Financial Statement in Item 8. Financial Statements and Supplementary Data for financial information about the Company's segments.)

The Company is not dependent upon a single customer or a limited number of customers. The Company's staffing services operations are generally more active in the first and fourth quarters of a calendar year. *Protiviti*, which has been in operation since May 2002, is generally more active in the third and fourth quarters of a calendar year. Order backlog is not a material aspect of the Company's staffing services business. While backlog is of greater importance to *Protiviti*, the Company does not believe, based upon the length of time of the average *Protiviti* engagement, that backlog is a material aspect of the *Protiviti* business. No material portion of the Company's business is subject to government contracts.

Information about foreign operations is contained in Note M of Notes to Consolidated Financial Statements in Item 8. The Company does not have export sales.

Available Information

The Company's Internet address is *www.rhi.com*. The Company makes available, free of charge, through its website, its Annual Reports on Form 10-K, proxy statements for its annual meetings of stockholders, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments to those reports, as soon as is reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission. Also available on the Company's website are its Corporate Governance Guidelines, its Code of Business Conduct and Ethics, and the charters for its Audit Committee, Compensation Committee and Nominating and Governance Committee, each of which is available in print to any stockholder who makes a request to Robert Half International Inc., 2884 Sand Hill Road, Menlo Park, CA 94025, Attn: Corporate Secretary. The Company's Code of Business Conduct and Ethics is the Code of Ethics required by Item 406 of Securities and Exchange Commission Regulation S-K. The Company intends to satisfy any disclosure obligations under Item 5.05 of Form 8-K regarding any amendment or waiver relating to its Code of Business Conduct and Ethics by posting such information on its website.

Item 1A. Risk Factors

The Company's business prospects are subject to various risks and uncertainties that impact its business. The most important of these risks and uncertainties are as follows:

The global economic crisis may continue to harm the Company's business and financial condition. The world economy may continue in a prolonged economic downturn characterized by high unemployment, limited availability of credit and decreased consumer and business spending. Given the nature of the Company's business, financial results could be significantly harmed should such a prolonged downturn occur. In the past, the Company's business has suffered during periods of high unemployment as demand for staffing services tends to significantly decrease during such periods. This impact on the Company's business could be further dramatized given the unprecedented impact it has had and may continue to have on the global labor markets.

Any reduction in global economic activity may harm the Company's business. The demand for the Company's services, in particular its staffing services, is highly dependent upon the state of the economy and upon the staffing needs of the Company's clients. Any variation in the economic condition or unemployment levels of the U.S. or of any of the foreign countries in which the Company does business, or in the economic condition of any region of any of the foregoing, or in any specific industry may severely reduce the demand for the Company's services and thereby significantly decrease the Company's revenues and profits.

The Company's business depends on a strong reputation and anything that harms its reputation will likely harm its results. As a provider of temporary and permanent staffing solutions as well as consultant services, the Company's reputation is dependent upon the performance of the employees it places with its clients and the services rendered by its consultants. If the Company's clients become dissatisfied with the performance of those employees or consultants or if any of those employees or consultants engage in conduct that is harmful to the Company's clients, the Company's ability to maintain or expand its client base may be harmed.

The Company and certain subsidiaries are defendants in several lawsuits alleging various wage and hour related claims that could cause the Company to incur substantial liabilities. The Company and certain subsidiaries are defendants in several actual or asserted class and representative action lawsuits brought by or on behalf of the Company's current and former employees alleging violations of federal and state law with respect to certain wage and hour related matters. The various claims made in one or more of such lawsuits include, among other things, the misclassification of certain employees as exempt employees under applicable law, failure to comply with wage statement requirements and other related wage and hour violations. Such suits seek, as applicable, unspecified amounts for unpaid overtime compensation, penalties, and other damages, as well as attorneys' fees. It is not possible to predict the outcome of these lawsuits. However, these lawsuits may consume substantial amounts of the Company's financial and managerial resources and might result in adverse publicity, regardless of the ultimate outcome of the lawsuits. In addition, the Company and its subsidiaries may become subject to similar lawsuits in the same or other jurisdictions. An unfavorable outcome with respect to these lawsuits and any future lawsuits could, individually or in the aggregate, cause the Company to incur substantial liabilities that may have a material adverse effect upon the Company's business, financial condition or results of operations. In addition, an unfavorable outcome in one or more of these cases could cause the Company to change its compensation plans for its employees, which could have a material adverse effect upon the Company's business.

The Company faces risks in operating internationally. The Company depends on operations in international markets, including Europe, for a significant portion of its business. The financial uncertainty in Europe (including concerns that certain European countries may default in payments due on their national debt) in recent months has adversely affected, and may continue to adversely affect, sales of our services in Europe. To the extent that these adverse economic conditions in Europe continue or worsen, demand for the Company's services may decline, which could significantly harm its business and results of operations. In addition, these international operations are subject to a number of risks, including general political and economic conditions in those foreign countries, the burden of complying with various foreign laws and technical standards and unpredictable changes in foreign regulations, U.S. legal requirements governing U.S. companies operating in foreign countries, legal and cultural differences in the conduct of business, potential adverse tax consequences and difficulty in staffing and managing international operations. In addition, the Company's business may be affected by foreign currency exchange fluctuations. In particular, the Company is subject to risk in translating its results in foreign currencies into the U.S. dollar. If the value of the U.S. dollar strengthens relative to other currencies, the Company's reported income from these operations could decrease.

The Company may be unable to find sufficient candidates for its staffing business. The Company's staffing services business consists of the placement of individuals seeking employment. There can be no assurance that candidates for employment will continue to seek employment through the Company. Candidates generally seek temporary or regular positions through multiple sources, including the Company and its competitors. Any shortage of candidates could materially adversely affect the Company.

The Company operates in a highly competitive business and may be unable to retain clients or market share. The staffing services business is highly competitive and, because it is a service business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than the Company, and new competitors are entering the market all the time. In addition, long-term contracts form a negligible portion of the Company's revenue. Therefore, there can be no assurance that the Company will be able to retain clients or market share in the future. Nor can there be any assurance that the Company will, in light of competitive pressures, be able to remain profitable or, if profitable, maintain its current profit margins.

The Company may incur potential liability to employees and clients. The Company's temporary services business entails employing individuals on a temporary basis and placing such individuals in clients' workplaces. The Company's ability to control the workplace environment is limited. As the employer of record of its temporary employees, the Company incurs a risk of liability to its temporary employees for various workplace events, including claims of physical injury, discrimination, harassment or failure to protect confidential personal information. While such claims have not historically had a material adverse effect upon the Company, there can be no assurance that such claims in the future will not result in adverse publicity or have a material adverse effect upon the Company. The Company also incurs a risk of liability to its clients resulting from allegations of errors, omissions or theft by its temporary employees, or allegations of misuse of client confidential information. The Company maintains insurance with respect to many of such claims. While such claims have not historically had a material adverse effect upon the Company, there can be no assurance that the Company will continue to be able to obtain insurance at a cost that does not have a material adverse effect upon the Company or that such claims (whether by reason of the Company not having insurance or by reason of such claims being outside the scope of the Company's insurance) will not have a material adverse effect upon the Company.

The Company is dependent on its management personnel and employees and a failure to attract and retain such personnel could harm its business. The Company is engaged in the services business. As such, its success or failure is highly dependent upon the performance of its management personnel and employees, rather than upon technology or upon tangible assets (of which the Company has few). There can be no assurance that the Company will be able to attract and retain the personnel that are essential to its success.

The Company's business is subject to extensive government regulation and a failure to comply with regulations could harm its business. The Company's business is subject to regulation or licensing in many states and in certain foreign countries. While the Company has had no material difficulty complying with regulations in the past, there can be no assurance that the Company will be able to continue to obtain all necessary licenses or approvals or that the cost of compliance will not prove to be material. Any inability of the Company to comply with government regulation or licensing requirements could materially adversely affect the Company. In addition, the Company's temporary services business entails employing individuals on a temporary basis and placing such individuals in clients' workplaces. Increased government regulation of the workplace or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could materially adversely affect the Company. In addition, to the extent that government regulation imposes increased costs upon the Company, such as unemployment insurance taxes, there can be no assurance that such costs will not adversely impact the Company's profit margins.

Health care reform could increase the costs of the Company's temporary staffing operations. In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Health Care Reform Laws") were signed into law in the United States. The Health Care Reform Laws include a large number of health-related provisions, including requiring most individuals to have health insurance and establishing new regulations on health plans. Although the Health Care Reform Laws do not mandate that employers offer health insurance, beginning in 2014 penalties will be assessed on large employers who do not offer health insurance that meets certain affordability or benefit requirements. Providing such additional health insurance benefits to the Company's employees, or the payment of penalties if such coverage is not provided, will increase the Company's expense. If the Company is unable to raise the rates it charges its clients to cover this expense, such increases in expense could harm the Company's financial results.

The Company's computer and communications hardware and software systems are vulnerable to damage and interruption. The Company's ability to manage its operations successfully is critical to its success and largely depends upon the efficient and uninterrupted operation of its computer and communications hardware and software systems. The Company's primary computer systems and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and errors in usage by the Company's employees.

Failure to maintain adequate financial and management processes and controls could lead to errors in the Company's financial reporting. Failure to maintain adequate financial and management processes and controls could lead to errors in the Company's financial reporting. If the Company's management is unable to certify the effectiveness of its internal controls or if its independent registered public accounting firm cannot render an opinion on the effectiveness of its internal control over financial reporting, or if material weaknesses in the Company's internal controls are identified, the Company could be subject to regulatory scrutiny and a loss of public confidence. In addition, if the Company does not maintain adequate financial and management personnel, processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause its stock price to fall.

The demand for the Company's services related to Sarbanes-Oxley or other regulatory compliance may decline. The operations of both the staffing services business and *Protiviti* include services related to Sarbanes-Oxley and other regulatory compliance. There can be no assurance that there will be ongoing demand for these services. For example, the Jumpstart Our Business Startup ("JOBS") Act signed into law in April of 2012 allows most companies going public in the U.S. to defer implementation of some of the provisions of Sarbanes-Oxley for up to five years after their initial public offering. This or other similar delays or modifications of the Sarbanes Oxley requirements could decrease demand for Protiviti's services.

Long-term contracts do not comprise a significant portion of the Company's revenue. Because long-term contracts are not a significant part of the Company's staffing services business, future results cannot be reliably predicted by considering past trends or extrapolating past results.

Protiviti may be unable to attract and retain key personnel. *Protiviti* is a services business, and is dependent upon its ability to attract and retain personnel. While *Protiviti* has retained its key personnel to date, there can be no assurance that it will continue to be able to do so.

Protiviti operates in a highly competitive business and faces competitors who are significantly larger and have more established reputations. *Protiviti* operates in a highly competitive business. As with the Company's staffing services business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than *Protiviti* and many of which have been in operation far longer than *Protiviti*. In particular, *Protiviti* faces competition from the "big four" accounting firms, which have been in operation for a considerable period of time and have established reputations and client bases. Because the principal factors upon which competition is based are reputation, technology, tools, project methodologies, price of services and depth of skills of personnel, there can be no assurance that *Protiviti* will be successful in attracting and retaining clients.

Protiviti's operations could subject it to liability. The business of *Protiviti* consists of providing business consulting and internal audit services. Liability could be incurred or litigation could be instituted against the Company or *Protiviti* for claims related to these activities or to prior transactions or activities. There can be no assurance that such liability or litigation will not have a material adverse impact on *Protiviti* or the Company.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties

The Company's headquarters operations are located in Menlo Park and San Ramon, California. As of December 31, 2012, placement activities were conducted through 349 offices located in the United States, Canada, the United Kingdom, Belgium, Brazil, France, the Netherlands, Germany, the Czech Republic, Italy, Luxembourg, Switzerland, Japan, China, Singapore, Australia, New Zealand, Austria, the United Arab Emirates, and Chile. As of December 31, 2012, *Protiviti* had 60 offices in the United States, Canada, Australia, China, France, Germany, Italy, the Netherlands, Japan, Singapore, South Korea, India and the United Kingdom. All of the offices are leased.

Item 3. Legal Proceedings

On April 23, 2010, Plaintiffs David Opalinski and James McCabe, on behalf of themselves and a putative class of similarly situated Staffing Managers, filed a Complaint in the United States District Court for the District of New Jersey naming the Company and one of its subsidiaries as Defendants. The Complaint alleges that salaried Staffing Managers located throughout the U.S. have been misclassified as exempt from the Fair Labor Standards Act's overtime pay requirements. Plaintiffs seek an unspecified amount for unpaid overtime on behalf of themselves and the class they purport to represent. Plaintiffs also seek an unspecified amount for statutory penalties, attorneys' fees and other damages. On October 6, 2011, the Court granted the Company's motion to compel arbitration of the Plaintiffs' allegations. At this stage, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from these allegations and, accordingly, no amounts have been provided in the Company's financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the allegations.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's business, financial condition or results of operations, litigation is subject to certain inherent uncertainties.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price, Dividends and Related Matters

The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On January 31, 2013, there were 2,247 holders of record of the Common Stock.

Following is a list by fiscal quarters of the sales prices of the stock:

	Sales Prices	
2012	**High**	**Low**
4th Quarter	$31.84	$25.10
3rd Quarter	$29.41	$25.70
2nd Quarter	$32.32	$26.00
1st Quarter	$31.00	$26.92

	Sales Prices	
2011	**High**	**Low**
4th Quarter	$28.74	$20.15
3rd Quarter	$30.16	$19.69
2nd Quarter	$31.83	$25.44
1st Quarter	$34.26	$29.09

Cash dividends of $.15 per share were declared and paid in each quarter of 2012. Cash dividends of $.14 per share were declared and paid in each quarter of 2011.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans (c)
October 1, 2012 to October 31, 2012	103,691(a)	$26.75	100,000	12,483,272
November 1, 2012 to November 30, 2012	683,635	$27.05	683,635	11,799,637
December 1, 2012 to December 31, 2012	1,041,055(b)	$31.09	403,346	11,396,291
Total October 1, 2012 to December 31, 2012	1,828,381		1,186,981	

(a) Includes 3,691 shares repurchased in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes and/or exercise price.

(b) Includes 637,709 shares repurchased in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes and/or exercise price.

(c) Commencing in October 1997, the Company's Board of Directors has, at various times, authorized the repurchase, from time to time, of the Company's common stock on the open market or in privately negotiated transactions depending on market conditions. Since plan inception, a total of 98,000,000 shares have been authorized for repurchase of which 86,603,709 have been repurchased as of December 31, 2012.

The remainder of the information required by this item is incorporated by reference to Part III, Item 12 of this Form 10-K.

Stock Performance Graph

The following graph compares, through December 31, 2012, the cumulative total return of the Company's Common Stock, an index of certain publicly traded employment services companies, and the S&P 500. The graph assumes the investment of $100 at the beginning of the period depicted in the chart and reinvestment of all dividends. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.


$150
$100
$50
$0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
Robert Half International Inc.
S&P 500 Index
Peer Group(a)

(a) This index represents the cumulative total return of the Company and the following corporations providing temporary or permanent employment services: CDI Corp.; Kelly Services, Inc.; ManpowerGroup; and SFN Group Inc./Randstad Holdings NV. Effective September 2, 2011, SFN Group Inc. was acquired by Netherlands-based Randstad Holdings NV. Accordingly, this index reflects the performance of SFN Group prior to such acquisition and the performance of Randstad Holdings thereafter.

Item 6. Selected Financial Data

The selected five-year financial data presented below should be read in conjunction with the information contained in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Company's Consolidated Financial Statements and the Notes thereto contained in Item 8. Financial Statements and Supplementary Data.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Income Statement Data:					
Net service revenues	$4,111,213	$3,776,976	$3,175,093	$3,036,547	$4,600,554
Direct costs of services, consisting of payroll, payroll taxes, insurance costs and reimbursable expenses	2,462,153	2,287,374	1,981,060	1,932,868	2,686,983
Gross margin	1,649,060	1,489,602	1,194,033	1,103,679	1,913,571
Selling, general and administrative expenses	1,305,614	1,240,184	1,079,033	1,036,899	1,496,839
Amortization of intangible assets	398	153	411	1,460	2,617
Interest income, net	(1,197)	(951)	(579)	(1,443)	(5,161)
Income before income taxes	344,245	250,216	115,168	66,763	419,276
Provision for income taxes	134,303	100,294	49,099	29,500	169,095
Net income	$ 209,942	$ 149,922	$ 66,069	$ 37,263	$ 250,181
Net income available to common stockholders	$ 208,867	$ 147,772	$ 63,729	$ 35,067	$ 242,744

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except per share amounts)				
Net Income Per Share:					
Basic	$ 1.51	$ 1.05	$ .45	$ .24	$ 1.60
Diluted	$ 1.50	$ 1.04	$ .44	$ .24	$ 1.59
Shares:					
Basic	138,201	140,479	142,833	145,912	151,607
Diluted	139,409	141,790	144,028	146,611	152,528
Cash Dividends Declared Per Share	$ .60	$ .56	$ .52	$ .48	$ .44

	December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Balance Sheet Data:					
Total assets	$1,381,271	$1,311,836	$1,273,984	$1,283,535	$1,411,850
Notes payable and other indebtedness, less current portion	$ 1,428	$ 1,545	$ 1,656	$ 1,779	$ 1,892
Stockholders' equity	$ 842,011	$ 800,505	$ 834,371	$ 899,810	$ 983,888

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial positions. These statements may be identified by words such as "estimate", "forecast", "project", "plan", "intend", "believe", "expect", "anticipate", or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: the global financial and economic situation; changes in levels of unemployment and other economic conditions in the United States or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of candidates for temporary employment or the Company's ability to attract candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its margins; the possibility of the Company incurring liability for its activities, including the activities of its temporary employees, or for events impacting its temporary employees on clients' premises; the possibility that adverse publicity could impact the Company's ability to attract and retain clients and candidates; the success of the Company in attracting, training, and retaining qualified management personnel and other staff employees; the Company's ability to comply with governmental regulations affecting personnel services businesses in particular or employer/employee relationships in general; whether there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; the Company's reliance on short-term contracts for a significant percentage of its business; litigation relating to prior or current transactions or activities, including litigation that may be disclosed from time to time in the Company's SEC filings; the ability of the Company to manage its international operations and comply with foreign laws and regulations; the impact of fluctuations in foreign currency exchange rates; the possibility that the additional costs the Company will incur as a result of health care reform legislation may have a material adverse effect on the Company's profit margins or the demand for the Company's services; the possibility that the additional costs the Company will incur as a result of other government legislation or regulations may have a material adverse effect on the Company's profit margins or the demand for the Company's services; the possibility that the Company's computer and communications hardware and software systems could be damaged or their service interrupted; and the possibility that the Company may fail to maintain adequate financial and management controls and as a result suffer errors in its financial reporting. Additionally, with respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; there can be no assurance that there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; failure to produce projected revenues could adversely affect financial results; and there is the possibility of involvement in litigation relating to prior or current transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results. Further information regarding these and other risks and uncertainties is contained in Item 1A. "Risk Factors."

Critical Accounting Policies and Estimates

As described below, the Company's most critical accounting policies and estimates are those that involve subjective decisions or assessments.

Accounts Receivable Allowances. The Company maintains allowances for estimated losses resulting from (i) the inability of its customers to make required payments, (ii) temporary placement sales adjustments, and (iii) permanent placement candidates not remaining with the client through the 90-day guarantee period, commonly referred to as "fall offs". The Company establishes these allowances based on its review of customers' credit profiles, historical loss statistics and current trends. The adequacy of these allowances is reviewed each reporting period. Historically, the Company's actual losses and credits have been consistent with these allowances. As a percentage of gross accounts receivable, the Company's accounts receivable allowances totaled 4.6% and 4.4% as of December 31, 2012 and 2011, respectively. As of December 31, 2012, a five-percentage point deviation in the Company's accounts receivable allowances balance would have resulted in an increase or decrease in the allowance of $1.2 million. Although future results cannot always be predicted by extrapolating past results, management believes that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, or if unexpected events or significant future changes in trends were to occur, additional allowances may be required.

Income Tax Assets and Liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. Valuation allowances of $39.3 million and $36.3 million were recorded as of December 31, 2012 and 2011, respectively. The valuation allowances recorded related primarily to net operating losses in certain foreign operations. If such losses are ultimately utilized to offset future operating income, the Company will recognize a tax benefit up to the full amount of the valuation reserve.

While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

Goodwill Impairment. The Company assesses the impairment of goodwill annually in the second quarter, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with Financial Accounting Standards Board ("FASB") authoritative guidance. The Company completed its annual goodwill impairment analysis as of June 30, 2012, and determined that no adjustment to the carrying value of goodwill was required. There were no events or changes in circumstances during the six months ended December 31, 2012 that caused the Company to perform an interim impairment assessment.

The Company follows FASB authoritative guidance utilizing a two-step approach for determining goodwill impairment. In the first step the Company determines the fair value of each reporting unit utilizing a present value technique derived from a discounted cash flow methodology. For purposes of this assessment the Company's reporting units are its lines of business. The fair value of the reporting unit is then compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. The second step under the FASB guidance is contingent upon the results of the first step. To the extent a reporting unit's carrying value exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second step involves allocating the reporting unit's fair value to its net assets in order to determine the implied fair value of the reporting unit's goodwill as of the assessment date. The implied fair value of the reporting unit's goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date.

The Company's reporting units are *Accountemps, Robert Half Finance & Accounting, OfficeTeam, Robert Half Technology, Robert Half Management Resources* and *Protiviti*, which had goodwill balances at December 31, 2012, of $127.5 million, $26.6 million, $0.0 million, $7.2 million, $0.0 million and $40.0 million, respectively, totaling $201.3 million. There were no changes to the Company's reporting units or to the allocations of goodwill by reporting unit for the year ended December 31, 2012.

The goodwill impairment assessment is based upon a discounted cash flow analysis. The estimate of future cash flows is based upon, among other things, a discount rate and certain assumptions about expected future operating performance. The discount rate for all reporting units was determined by management based on estimates of risk free interest rates, beta and market risk premiums. The discount rate used was compared to the rate published in various third party research reports, which indicated that the rate was within a range of reasonableness. The primary assumptions related to future operating performance include revenue growth rates and profitability levels. In addition, the impairment assessment requires that management make certain judgments in allocating shared assets and liabilities to the balance sheets of the reporting units. Solely for purposes of establishing inputs for the fair value calculations described above related to its annual goodwill impairment testing, the Company made the following assumptions. The Company assumed that year-to-date trends through the date of the last assessment would continue for all reporting units through 2012, using unique assumptions for each reporting unit. In addition, the Company applied profitability assumptions consistent with each reporting unit's historical trends at various revenue levels and, for years 2014 and beyond, used a 5% growth factor to calculate the terminal value at the end of ten years for each unit. This rate is comparable to the Company's most recent ten-year annual compound revenue growth rate. In its most recent calculation, the Company used a 10.0% discount rate, which is slightly higher than the 9.5% discount rate used for the Company's test during the second quarter of 2011. This increase in discount rate is attributable primarily to an increase in beta, partially offset by a decrease in the risk free rate.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied hypothetical decreases to the fair values of each reporting unit. The Company determined that hypothetical decreases in fair value of at least 75% would be required before any reporting unit would have a carrying value in excess of its fair value.

Given the current economic environment and the uncertainties regarding the impact on the Company's business, there can be no assurance that the Company's estimates and assumptions made for purposes of the Company's goodwill impairment testing will prove to be accurate predictions of the future. If the Company's assumptions regarding forecasted revenue or profitability growth rates of certain reporting units are not achieved, the Company may be required to recognize goodwill impairment charges in future periods. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Workers' Compensation. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims. Total workers' compensation expense was $10.9 million, $7.9 million and $6.6 million, representing 0.36%, 0.30% and 0.29% of applicable U.S. revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

The reserves for IBNR claims and for the ongoing development of existing claims in each reporting period include estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results. Based on the Company's results for the year ended December 31, 2012, a five-percentage point deviation in the Company's estimated loss development rates would have resulted in an increase or decrease in the reserve of $0.4 million.

Stock-based Compensation. Under various stock plans, officers, employees and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

No stock appreciation rights have been granted under the Company's existing stock plans.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

For the years ended December 31, 2012, 2011 and 2010, compensation expense related to stock options was $0.0 million, $0.0 million and $0.2 million, respectively. For the years ended December 31, 2012, 2011 and 2010, compensation expense related to restricted stock and stock units was $41.5 million, $50.9 million and $56.9 million, respectively, of which $11.4 million, $13.3 million and $12.2 million was related to grants made in 2012, 2011 and 2010, respectively. A one-percentage point deviation in the estimated forfeiture rates would have resulted in a $0.4 million, $0.5 million and $0.6 million increase or decrease in compensation expense related to restricted stock and stock units for each year ended December 31, 2012, 2011 and 2010, respectively.

Recent Accounting Pronouncements

See Note B—"New Accounting Pronouncements" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Results of Operations

Demand for the Company's temporary and permanent staffing services and risk consulting and internal audit services is largely dependent upon general economic and labor market conditions both domestically and abroad. Correspondingly, results of operations were positively impacted by improving global economic conditions during 2012. Because of the inherent difficulty in predicting economic trends and the absence of material long-term contracts in any of our business units, future demand for the Company's services cannot be forecasted with certainty. We expect total Company results to continue to be impacted by general macroeconomic conditions in 2013.

The Company's temporary and permanent staffing services business has 349 offices in 42 states, the District of Columbia and 19 foreign countries, while Protiviti has 60 offices in 23 states and 12 foreign countries.

Because fluctuations in foreign currency exchange rates have an impact on the Company's results, the Company provides selected growth percentages below on a constant-currency basis. Constant-currency percentages are calculated using as-reported amounts which have been retranslated using foreign currency exchange rates from the prior year's comparable period.

Non-GAAP Financial Measures

To help readers understand the Company's financial performance, the Company supplements its GAAP financial results with revenue growth rates derived from non-GAAP revenue amounts. Variations in the Company's financial results include the impact of changes in foreign currency exchange rates and billing days. The Company provides "same billing days and constant currency" revenue growth calculations to remove the impact of these items. These calculations show the year-over-year revenue growth rates for the Company's temporary and consultant staffing and permanent placement staffing segments on both a reported basis and also on a same day, constant-currency basis for global, U.S. and international operations. The Company has provided this data because management believes it better reflects the Company's actual revenue growth rates and aids in evaluating revenue trends over time. The Company expresses year-over-year revenue changes as calculated percentages using the same number of billing days and constant currency exchange rates.

In order to calculate constant currency revenue growth rates, as reported amounts are retranslated using foreign currency exchange rates from the prior year's comparable period. Management calculates a global, weighted-average number of billing days for each reporting period based upon input from all countries and all staffing lines of business. In order to remove the fluctuations caused by comparable periods having different billing days, the Company calculates same billing day revenue growth rates by dividing each comparative period's reported revenues by the calculated number of billing days for that period, to arrive at a per billing day amount. Same billing day growth rates are then calculated based upon the per billing day amounts. The term "same billing days and constant currency" means that the impact of different billing days has been removed from the constant currency calculation.

The non-GAAP financial measures provided herein may not provide information that is directly comparable to that provided by other companies in the Company's industry, as other companies may calculate such financial results differently. The Company's non-GAAP financial measures are not measurements of financial performance under GAAP, and should not be considered as alternatives to actual revenue growth derived from revenue amounts presented in accordance with GAAP. The Company does not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results. A reconciliation of the same-day, constant-currency revenue growth rates to the reported revenue growth rates is provided herein.

Years ended December 31, 2012 and 2011

Revenues. The Company's revenues were $4.1 billion for the year ended December 31, 2012, increasing by 9% compared to $3.8 billion for the year ended December 31, 2011. Revenues from foreign operations represented 26% and 30% of total revenues for the year ended December 31, 2012 and 2011, respectively. The Company analyzes its revenues for three reportable segments: temporary and consultant staffing, permanent placement staffing and risk consulting and internal audit services. In 2012, revenues for all three of the Company's reportable segments were up compared to 2011. Results were strongest domestically, with growth rates outside the United States impacted by weaker economies in several countries, most notably within Europe. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing services revenues were $3.3 billion for the year ended December 31, 2012, increasing by 9.0% compared to revenues of $3.1 billion for the year ended December 31, 2011. On a same-day, constant-currency basis, temporary and consultant staffing services revenues increased 10.0% for 2012 compared to 2011. In the U.S., 2012 revenues increased 13.7%, or 13.5% on a same-day basis, compared to 2011. For the Company's international operations, 2012 revenues decreased 3.0% and on a same-day, constant-currency basis increased 1.3%, compared to 2011.

Permanent placement revenues were $334 million for the year ended December 31, 2012, increasing by 10.6% compared to revenues of $302 million for the year ended December 31, 2011. On a same-day, constant- currency basis, permanent placement revenues increased 12.6% for 2012 compared to 2011. In the U.S., 2012 revenues increased 20.5%, or 20.2% on a same-day basis, compared to 2011. For the Company's international operations,

2012 revenues decreased 0.6%, and on a same-day, constant-currency basis increased 4.1%, compared to 2011. Historically, demand for permanent placement services is even more sensitive to economic and labor market conditions than demand for temporary and consulting staffing services and this is expected to continue.

A reconciliation of the non-GAAP year-over-year revenue growth rates to the as reported year-over-year revenue growth rates for the year ended December 31, 2012, is presented in the following table:

	Global	United States	International
Temporary and consultant staffing			
As Reported	9.0%	13.7%	-3.0%
Billing Days Impact	-0.3%	-0.2%	-0.2%
Currency Impact	1.3%	—	4.5%
Same Billing Days and Constant Currency	10.0%	13.5%	1.3%
Permanent placement staffing			
As Reported	10.6%	20.5%	-0.6%
Billing Days Impact	-0.3%	-0.3%	-0.2%
Currency Impact	2.3%	—	4.9%
Same Billing Days and Constant Currency	12.6%	20.2%	4.1%

Risk consulting and internal audit services revenues were $453 million for the year ended December 31, 2012, increasing by 6.8% compared to revenues of $424 million for the year ended December 31, 2011. Contributing to the increase was higher demand in the U.S. In the U.S., 2012 revenues increased 11% compared to 2011. For the Company's international operations, 2012 revenues decreased 5% compared to 2011.

Gross Margin. The Company's gross margin dollars were $1.6 billion for the year ended December 31, 2012, up 11% from $1.5 billion for the year ended December 31, 2011. For 2012 compared to 2011, gross margin dollars for all three of the Company's reportable segments increased. Gross margin dollars as a percentage of revenues increased for the Company's temporary and consultant staffing services segment and decreased for the Company's risk consulting and internal audit services segment on a year-over-year basis. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees, and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services division were $1.2 billion for the year ended December 31, 2012, up 12% from $1.1 billion for the year ended December 31, 2011. As a percentage of revenues, gross margin dollars for temporary and consultant staffing services were 36.0% for 2012, up from 35.2% in 2011.

Gross margin dollars from permanent placement staffing services represent revenues less reimbursable expenses. Gross margin dollars for the Company's permanent placement staffing division were $334 million for the year ended December 31, 2012, up 11% from $302 million for the year ended December 31, 2011. Because reimbursable expenses for permanent placement staffing services are de minimis, the increase in gross margin dollars is substantially explained by the increase in revenues previously discussed.

Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's risk consulting and internal audit division were $117 million for the year ended December 31, 2012, up 3% from $114 million for the year ended December 31, 2011. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 25.9% in 2012, down from 26.8% in 2011. Lower gross margin percentages in the Company's international operations contributed to the decrease in 2012 gross margin percentage.

Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The Company's selling, general and administrative expenses were $1.3 billion for the year ended December 31, 2012, up 5% from $1.2 billion for the year ended December 31, 2011. As a percentage of revenues, the Company's selling, general and administrative expenses were 31.8% for 2012, down from 32.8% for 2011. For 2012 compared to 2011, selling, general and administrative expenses increased for the Company's temporary and consultant and permanent placement staffing services segments and decreased for the Company's risk consulting and internal audit services segment. Selling, general and administrative expenses as a percentage of revenues decreased for all three of the Company's reportable segments in 2012 compared to 2011. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for the Company's temporary and consultant staffing services division were $921 million for the year ended December 31, 2012, up 6% from $865 million for the year ended December 31, 2011. As a percentage of revenues, selling, general and administrative expenses for temporary and consultant staffing services were 27.7% in 2012, down from 28.3% in 2011. For 2012 compared to 2011, the decrease in selling, general and administrative expenses as a percentage of revenue is primarily due to the higher operating leverage obtained by higher revenues, partially offset by a $19 million, or 0.6% of revenues, charge related to a litigation settlement disclosed in the Company's July 5, 2012, Form 8-K.

Selling, general and administrative expenses for the Company's permanent placement staffing division were $278 million for the year ended December 31, 2012, up 4% from $267 million for the year ended December 31, 2011. As a percentage of revenues, selling, general and administrative expenses for permanent placement staffing services were 83.3% in 2012, down from 88.2% in 2011. For 2012 compared to 2011, improved leverage in general and administrative expenses, as a result of higher revenue, drove the overall decrease as a percentage of revenues.

Selling, general and administrative expenses for the Company's risk consulting and internal audit services division were $106 million for the year ended December 31, 2012, down 2% from $109 million for the year ended December 31, 2011. As a percentage of revenues, selling, general and administrative expenses for risk consulting and internal audit services were 23.5% in 2012, down from 25.6% in 2011. For 2012 compared to 2011, improved leverage in general and administrative expenses, as a result of higher revenue, drove the overall decrease as a percentage of revenues.

Operating Income. The Company's total operating income was $343 million, or 8.4% of revenues, for the year ended December 31, 2012, up 38% from $249 million, or 6.6% of revenues, for the year ended December 31, 2011. For the Company's temporary and consultant staffing services division, operating income was $277 million, or 8.3% of applicable revenues, up 32% from $209 million, or 6.9% of applicable revenues, in 2011. For the Company's permanent placement staffing division, operating income was $55 million, or 16.7% of applicable revenues, up 58% from operating income of $35 million, or 11.7% of applicable revenues, in 2011. For the Company's risk consulting and internal audit services division, operating income was $11 million, or 2.4% of applicable revenues, up 119% from operating income of $5 million, or 1.2% of applicable revenues, in 2011.

Provision for income taxes. The provision for income taxes was 39% and 40% for the years ended December 31, 2012 and 2011, respectively. The 2012 decrease is primarily due to the resolution of certain tax matters.

Years ended December 31, 2011 and 2010

Revenues. The Company's revenues were $3.8 billion for the year ended December 31, 2011, up 19% from $3.2 billion for the year ended December 31, 2010. Revenues from foreign operations represented 30% of total revenues for the year ended December 31, 2011, compared to 29% of total revenues for the year ended

December 31, 2010. The Company analyzes its revenues for three reportable segments: temporary and consultant staffing, permanent placement staffing and risk consulting and internal audit services. In 2011, revenues for all three of the Company's reportable segments increased compared to 2010. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing services revenues were $3.1 billion for the year ended December 31, 2011, increasing by 18.8% compared to revenues of $2.6 billion for the year ended December 31, 2010. On a same-day, constant-currency basis, temporary and consultant staffing services revenues increased 17.1% for 2011 compared to 2010. In the U.S., 2011 revenues increased 16.6% as reported and on a same-day basis, compared to 2010. This is consistent with prior post recession periods where we believe clients seek to keep their labor costs as variable as possible. For the Company's international operations, 2011 revenues increased 24.6%, or 18.4% on a same-day, constant-currency basis, compared to 2010.

Permanent placement revenues were $302 million for the year ended December 31, 2011, increasing by 36.6% compared to revenues of $221 million for the year ended December 31, 2010. On a same-day, constant-currency basis, permanent placement revenues increased 33.3% for 2011 compared to 2010. In the U.S., 2011 revenues increased 41.6% as reported and on a same-day basis, compared to 2010. Although unemployment rates in the United States remained relatively high throughout 2011, the Company experienced an increase in demand for its permanent placement services during this period. The Company believes this demand was bolstered by clients who had previously made deep personnel cuts and needed to reinstate a portion of their workforce as business conditions improved. For the Company's international operations, 2011 revenues increased 31.3%, or 24.6% on a same-day, constant-currency basis, compared to 2010.

A reconciliation of the non-GAAP year-over-year revenue growth rates to the as reported year-over-year revenue growth rates for the year ended December 31, 2011, is presented in the table below. The table includes only currency impact because 2011 billing days were the same as 2010.

	Global	United States	International
Temporary and consultant staffing			
As Reported	18.8%	16.6%	24.6%
Currency Impact	-1.7%	—	-6.2%
Same Billing Days and Constant Currency	17.1%	16.6%	18.4%
Permanent placement staffing			
As Reported	36.6%	41.6%	31.3%
Currency Impact	-3.3%	—	-6.7%
Same Billing Days and Constant Currency	33.3%	41.6%	24.6%

Risk consulting and internal audit services revenues were $424 million for the year ended December 31, 2011, up 10% from revenues of $386 million for the year ended December 31, 2010. In the United States, 2011 revenues increased 12% compared to 2010. The Company's revenues from foreign operations increased 4% for 2011 compared to 2010.

Gross Margin. The Company's gross margin dollars were $1.5 billion for the year ended December 31, 2011, up 25% from $1.2 billion for the year ended December 31, 2010. For 2011 compared to 2010, gross margin dollars for all three of the Company's reportable segments increased. Gross margin dollars as a percentage of revenues increased for the Company's temporary and consultant staffing services and risk consulting and internal audit services segments on a year-over-year basis. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees, and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services division were $1.1 billion for the year ended December 31, 2011, up 23% from $876 million for the year ended December 31, 2010. As a percentage of revenues, gross margin dollars for temporary and consultant staffing services were 35.2% for 2011, up from 34.1% in 2010.

Gross margin dollars from permanent placement staffing services represent revenues less reimbursable expenses. Gross margin dollars for the Company's permanent placement staffing division were $302 million for the year ended December 31, 2011, up 37% from $221 million for the year ended December 31, 2010. Because reimbursable expenses for permanent placement staffing services are de minimis, the increase in gross margin dollars is substantially explained by the increase in revenues previously discussed.

Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's risk consulting and internal audit division were $114 million for the year ended December 31, 2011, up 17% from $97 million for the year ended December 31, 2010. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 26.8% in 2011, up from 25.2% in 2010. The year-over-year margin increase is primarily due to higher staff utilization levels.

Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The Company's selling, general and administrative expenses were $1.2 billion for the year ended December 31, 2011, up 15% from $1.1 billion for the year ended December 31, 2010. As a percentage of revenues, the Company's selling, general and administrative expenses were 32.8% for 2011, down from 34.0% for 2010. For 2011 compared to 2010, selling, general and administrative expenses for all three of the Company's reportable segments increased. Selling, general and administrative expenses as a percentage of revenues decreased for all three of the Company's reportable segments in 2011 compared to 2010. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for the Company's temporary and consultant staffing services division were $865 million for the year ended December 31, 2011, up 13% from $767 million for the year ended December 31, 2010. As a percentage of revenues, selling, general and administrative expenses for temporary and consultant staffing services were 28.3% in 2011, down from 29.9% in 2010. For 2011 compared to 2010, improved leverage in selling, general and administrative expenses drove the overall decrease as a percentage of revenues.

Selling, general and administrative expenses for the Company's permanent placement staffing division were $267 million for the year ended December 31, 2011, up 31% from $204 million for the year ended December 31, 2010. As a percentage of revenues, selling, general and administrative expenses for permanent placement staffing services were 88.2% in 2011, down from 92.0% in 2010. For 2011 compared to 2010, decreases as a percentage of revenues for variable and fixed overhead were partially offset by increases as a percentage of revenues for field compensation.

Selling, general and administrative expenses for the Company's risk consulting and internal audit services division were $109 million for the year ended December 31, 2011, up slightly from $108 million for the year ended December 31, 2010. As a percentage of revenues, selling, general and administrative expenses for risk consulting and internal audit services were 25.6% in 2011, down from 28.1% in 2010. For 2011 compared to 2010, improved leverage in selling, general and administrative expenses drove the overall decrease as a percentage of revenues.

Operating Income. The Company's total operating income was $249 million, or 6.6% of revenues, for the year ended December 31, 2011, up 117% from $115 million, or 3.6% of revenues, for the year ended December 31, 2010. For the Company's temporary and consultant staffing services division, operating income was $209 million, or 6.9% of applicable revenues, up 93% from $108 million, or 4.2% of applicable revenues, in

2010. For the Company's permanent placement staffing division, operating income was $35 million, or 11.7% of applicable revenues, up 102% from operating income of $18 million, or 7.9% of applicable revenues, in 2010. For the Company's risk consulting and internal audit services division, operating income was $5 million, or 1.2% of applicable revenues, up 145% from an operating loss of $11 million, or negative 2.8% of applicable revenues, in 2010.

Provision for income taxes. The provision for income taxes was 40% and 43% for the years ended December 31, 2011 and 2010, respectively. The 2011 decrease is due to proportionately lower foreign taxes on overall higher earnings and the diminishing impact of permanent non-deductible tax items, which became increasingly less significant relative to the Company's improved financial results.

Liquidity and Capital Resources

The change in the Company's liquidity during the years ended December 31, 2012, 2011 and 2010, is primarily the net effect of funds generated by operations and the funds used for capital expenditures, repurchases of common stock and payment of dividends.

Cash and cash equivalents were $288 million, $279 million and $315 million at December 31, 2012, 2011 and 2010, respectively. Operating activities provided $289 million during the year ended December 31, 2012, partially offset by $73 million and $210 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $256 million during the year ended December 31, 2011, offset by $63 million and $226 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $176 million during the year ended December 31, 2010, offset by $39 million and $188 million of net cash used in investing activities and financing activities, respectively.

Operating activities—Net cash provided by operating activities for the year ended December 31, 2012, was composed of net income of $210 million adjusted for non-cash items of $74 million, and net cash provided by changes in working capital of $5 million. Net cash provided by operating activities for the year ended December 31, 2011, was composed of net income of $150 million adjusted for non-cash items of $122 million, and net cash used in changes in working capital of $16 million. Net cash provided by operating activities for the year ended December 31, 2010, was composed of net income of $66 million adjusted for non-cash items of $122 million, and net cash used in changes in working capital of $12 million.

Investing activities—Cash used in investing activities for the year ended December 31, 2012, was $73 million. This was primarily composed of capital expenditures of $50 million and deposits to trusts for employee benefits and retirement plans of $9 million and payment for acquisitions, net of cash acquired of $14 million. Cash used in investing activities for the year ended December 31, 2011, was $63 million. This was primarily composed of capital expenditures of $57 million and deposits to trusts for employee benefits and retirement plans of $7 million. Cash used in investing activities for the year ended December 31, 2010, was $39 million. This was primarily composed of capital expenditures of $35 million and deposits to trusts for employee benefits and retirement plans of $3 million.

Financing activities—Cash used in financing activities for the year ended December 31, 2012, was $210 million. This included repurchases of $177 million in common stock and $84 million in cash dividends to stockholders, offset by proceeds of $43 million from exercises of stock options and the excess tax benefits from stock-based compensation of $8 million. Cash used in financing activities for the year ended December 31, 2011, was $226 million. This included repurchases of $168 million in common stock and $80 million in cash dividends to stockholders, offset by proceeds of $18 million from exercises of stock options and the excess tax benefits from stock-based compensation of $4 million. Cash used in financing activities for the year ended December 31, 2010, was $188 million. This included repurchases of $155 million in common stock and $77 million in cash dividends to stockholders, offset by proceeds of $38 million from exercises of stock options and the excess tax benefits from stock-based compensation of $6 million.

As of December 31, 2012, the Company is authorized to repurchase, from time to time, up to 11.4 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2012, 2011 and 2010, the Company repurchased approximately 4.7 million shares, 5.3 million shares and 3.7 million shares of common stock on the open market for a total cost of $133 million, $142 million and $96 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. During the years ended December 31, 2012, 2011 and 2010, such repurchases totaled approximately 1.7 million shares, 1.0 million shares and 2.1 million shares at a cost of $50 million, $29 million and $59 million, respectively. Repurchases of shares have been funded with cash generated from operations.

The Company's working capital at December 31, 2012, included $288 million in cash and cash equivalents. The Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, dividends, and other obligations on both a short- and long-term basis.

On February 12, 2013, the Company announced a quarterly dividend of $.16 per share to be paid to all shareholders of record on February 25, 2013. The dividend will be paid on March 15, 2013.

The Company's cash flows generated from operations are also the primary source for funding various contractual obligations. The table below summarizes the Company's major commitments as of December 31, 2012 (in thousands):

	Payments due by period				
Contractual Obligations	**2013**	**2014 and 2015**	**2016 and 2017**	**Thereafter**	**Total**
Long-term debt obligations	$ 252	$ 505	$ 505	$ 1,009	$ 2,271
Operating lease obligations	92,130	144,264	79,064	101,171	416,629
Purchase obligations	22,462	15,481	6,053	2	43,998
Other liabilities	1,809	2,250	1,092	11,484	16,635
Total	$116,653	$162,500	$86,714	$113,666	$479,533

Long-term debt obligations consist of promissory notes and related interest as well as other forms of indebtedness issued in connection with certain acquisitions and other payment obligations. Operating lease obligations consist of minimum rental commitments for 2013 and thereafter under non-cancelable leases in effect at December 31, 2012. Purchase obligations consist of purchase commitments primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

The above table does not reflect $7.1 million of gross unrecognized tax benefits which the Company has accrued for uncertain tax positions in accordance with FASB authoritative guidance. As of December 31, 2012, the Company classified $2.0 million of its unrecognized tax benefits as a current liability, as these amounts are expected to be resolved in the next twelve months. The remaining $5.1 million of unrecognized tax benefits have been classified as a non-current liability, as a reasonably reliable estimate of the period of future payments, if any, could not be determined.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported earnings, investments in its foreign subsidiaries, and the intercompany transactions with its foreign subsidiaries.

For the year ended December 31, 2012, approximately 26% of the Company's revenues were generated outside of the United States. These operations transact business in their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar have an impact on the Company's reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's non-U.S. markets, the Company's reported results vary.

Fluctuations in currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive income.

ROBERT HALF INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands, except share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Cash and cash equivalents	$ 287,635	$ 279,336
Accounts receivable, less allowances of $24,852 and $22,627	512,852	493,327
Current deferred income taxes	102,993	88,578
Other current assets	161,205	145,437
Total current assets	1,064,685	1,006,678
Goodwill	201,339	189,423
Other intangible assets, net	2,256	50
Property and equipment, net	107,680	107,972
Other assets	5,311	7,713
Total assets	$1,381,271	$1,311,836
LIABILITIES		
Accounts payable and accrued expenses	$ 139,879	$ 117,596
Accrued payroll costs and retirement obligations	361,641	355,294
Current portion of notes payable and other indebtedness	117	111
Total current liabilities	501,637	473,001
Notes payable and other indebtedness, less current portion	1,428	1,545
Other liabilities	36,195	36,785
Total liabilities	539,260	511,331
Commitments and Contingencies (Note I)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value authorized 5,000,000 shares; issued and outstanding zero shares	—	—
Common stock, $.001 par value authorized 260,000,000 shares; issued and outstanding 139,438,603 and 142,085,533 shares	139	142
Capital surplus	798,093	759,476
Accumulated other comprehensive income	43,779	40,887
Retained earnings	—	—
Total stockholders' equity	842,011	800,505
Total liabilities and stockholders' equity	$1,381,271	$1,311,836

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

ROBERT HALF INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31, 2012	2011	2010
Net service revenues	$4,111,213	$3,776,976	$3,175,093
Direct costs of services, consisting of payroll, payroll taxes, insurance costs and reimbursable expenses	2,462,153	2,287,374	1,981,060
Gross margin	1,649,060	1,489,602	1,194,033
Selling, general and administrative expenses	1,305,614	1,240,184	1,079,033
Amortization of intangible assets	398	153	411
Interest income, net	(1,197)	(951)	(579)
Income before income taxes	344,245	250,216	115,168
Provision for income taxes	134,303	100,294	49,099
Net income	$ 209,942	$ 149,922	$ 66,069
Net income available to common stockholders - diluted	$ 208,867	$ 147,772	$ 63,729
Net income per share (Note L):			
Basic	$ 1.51	$ 1.05	$ .45
Diluted	$ 1.50	$ 1.04	$ .44
Shares:			
Basic	138,201	140,479	142,833
Diluted	139,409	141,790	144,028
Cash dividends declared per share	$ .60	$ .56	$ .52

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

ROBERT HALF INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,		
	2012	2011	2010
COMPREHENSIVE INCOME:			
Net income	$209,942	$149,922	$66,069
Foreign currency translation adjustments, net of tax	2,892	(6,233)	1,540
Total comprehensive income	$212,834	$143,689	$67,609

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

	Years Ended December 31,		
	2012	2011	2010
COMMON STOCK—SHARES:			
Balance at beginning of period	142,086	146,183	148,645
Net issuances of restricted stock	1,443	1,425	1,574
Repurchases of common stock	(6,350)	(6,328)	(5,762)
Exercises of stock options	2,260	806	1,726
Balance at end of period	139,439	142,086	146,183
COMMON STOCK—PAR VALUE:			
Balance at beginning of period	$ 142	$ 146	$ 149
Net issuances of restricted stock	1	1	1
Repurchases of common stock	(6)	(6)	(6)
Exercises of stock options	2	1	2
Balance at end of period	$ 139	$ 142	$ 146
CAPITAL SURPLUS:			
Balance at beginning of period	$ 759,476	$ 787,105	$ 854,081
Net issuances of restricted stock at par value	(1)	(1)	(1)
Repurchases of common stock—excess over par value	(7,715)	(20,641)	(103,153)
Cash dividends ($.60 per share, $.56 per share and $.52 per share)	(49,971)	(81,024)	(63,147)
Exercises of stock options—excess over par value	42,936	18,308	38,353
Stock-based compensation expense	41,464	50,906	57,119
Tax impact of equity incentive plans	11,904	4,823	3,853
Balance at end of period	$ 798,093	$ 759,476	$ 787,105
ACCUMULATED OTHER COMPREHENSIVE INCOME:			
Balance at beginning of period	$ 40,887	$ 47,120	$ 45,580
Translation adjustments	2,892	(6,233)	1,540
Balance at end of period	$ 43,779	$ 40,887	$ 47,120
RETAINED EARNINGS:			
Balance at beginning of period	$ —	$ —	$ —
Repurchases of common stock—excess over par value	(175,015)	(149,922)	(52,301)
Cash dividends ($.60 per share and $.52 per share)	(34,927)	—	(13,768)
Net income	209,942	149,922	66,069
Balance at end of period	$ —	$ —	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

ROBERT HALF INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 209,942	$ 149,922	$ 66,069
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	398	153	411
Depreciation expense	48,326	51,262	55,547
Stock-based compensation expense—restricted stock and stock units	41,464	50,906	56,949
Stock-based compensation expense—stock options	—	—	170
Excess tax benefits from stock-based compensation	(8,475)	(4,211)	(5,814)
Deferred income taxes	(14,993)	17,156	7,370
Provision for doubtful accounts receivable	7,133	6,673	6,795
Changes in assets and liabilities, net of effects of acquisitions:			
Increase in accounts receivable	(21,354)	(81,314)	(68,008)
Increase in accounts payable, accrued expenses, accrued payroll costs and retirement obligations	16,672	64,932	41,626
Increase in income taxes payable	15,160	6,368	1,490
Change in other assets, net of change in other liabilities	(5,096)	(5,531)	13,278
Net cash flows provided by operating activities	289,177	256,316	175,883
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net of cash acquired	(14,393)	—	(585)
Capital expenditures	(50,056)	(56,535)	(35,088)
Increase in trusts for employee benefits and retirement plans	(8,577)	(6,867)	(3,424)
Net cash flows used in investing activities	(73,026)	(63,402)	(39,097)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchases of common stock	(176,794)	(168,103)	(155,460)
Cash dividends paid	(84,129)	(80,303)	(76,591)
Decrease in notes payable and other indebtedness	(107)	(91)	(113)
Excess tax benefits from stock-based compensation	8,475	4,211	5,814
Proceeds from exercises of stock options	42,939	18,309	38,355
Net cash flows used in financing activities	(209,616)	(225,977)	(187,995)
Effect of exchange rate changes on cash and cash equivalents	1,764	(2,738)	552
Net increase (decrease) in cash and cash equivalents	8,299	(35,801)	(50,657)
Cash and cash equivalents at beginning of period	279,336	315,137	365,794
Cash and cash equivalents at end of period	$ 287,635	$ 279,336	$ 315,137
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 405	$ 536	$ 599
Income taxes, net of refunds	$ 136,023	$ 76,422	$ 38,249
Non-cash items:			
Stock repurchases awaiting settlement	$ 5,942	$ 2,466	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Summary of Significant Accounting Policies

Nature of Operations. Robert Half International Inc. (the "Company") provides specialized staffing and risk consulting services through such divisions as *Accountemps®*, *Robert Half® Finance & Accounting*, *OfficeTeam®*, *Robert Half® Technology*, *Robert Half® Management Resources*, *Robert Half® Legal*, *The Creative Group®*, and *Protiviti®*. The Company, through its *Accountemps*, *Robert Half Finance & Accounting*, and *Robert Half Management Resources* divisions, is a specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *Robert Half Technology* provides information technology professionals. *Robert Half Legal* provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. *Protiviti* provides business consulting and internal audit services, and is a wholly-owned subsidiary of the Company. Revenues are predominantly derived from specialized staffing services. The Company operates in North America, South America, Europe, Asia and Australia. The Company is a Delaware corporation.

Basis of Presentation. The Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC").

Principles of Consolidation. The Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany balances have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2012, such estimates included allowances for uncollectible accounts receivable, workers' compensation losses and income and other taxes. Management estimates are also utilized in the Company's goodwill impairment assessment.

Revenue Recognition. The Company derives its revenues from three segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. Net service revenues as presented on the Consolidated Statements of Operations represent services rendered to customers less sales adjustments and allowances. Reimbursements, including those related to travel and out-of-pocket expenses, are also included in net service revenues, and equivalent amounts of reimbursable expenses are included in direct costs of services. The Company records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties and (iii) bears the risk for services that are not fully paid for by customers.

Temporary and consultant staffing revenues—Temporary and consultant staffing revenues are recognized when the services are rendered by the Company's temporary employees. Employees placed on temporary assignment by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

Permanent placement staffing revenues—Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the effect of permanent placement candidates who do not remain with its clients through the 90-day

Note A—Summary of Significant Accounting Policies (Continued)

guarantee period. Allowances are established to estimate these losses. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement services are charged to employment candidates.

Risk consulting and internal audit revenues—Risk consulting and internal audit services are generally provided on a time-and-material basis or fixed-fee basis. Revenues earned under time-and-material arrangements are recognized as services are provided. Revenues on fixed-fee arrangements are recognized using a proportional performance method as hours are incurred relative to total estimated hours for the engagement. The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred.

Costs of Services. Direct costs of temporary and consultant staffing services consist of payroll, payroll taxes and insurance costs for the Company's temporary employees, as well as reimbursable expenses. Direct costs of permanent placement staffing services consist of reimbursable expenses. Risk consulting and internal audit costs of services include professional staff payroll, payroll taxes and insurance costs, as well as reimbursable expenses.

Advertising Costs. The Company expenses all advertising costs as incurred. Advertising costs for the years ended December 31, 2012, 2011 and 2010, are reflected in the following table (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Advertising Costs	$42,256	$42,728	$37,941

Comprehensive Income. Comprehensive income includes net income and certain other items that are recorded directly to Stockholders' Equity. The Company's only source of other comprehensive income is foreign currency translation adjustments.

Fair Value of Financial Instruments. The Company does not have any financial instruments which require re-measurement to fair value. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses represent fair value based upon their short-term nature.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents.

Goodwill and Intangible Assets. Goodwill and intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment analysis as of June 30 in each of the three years ended December 31, 2012, and determined that no adjustment to the carrying value of goodwill was required. There were no events or changes in circumstances during the six months ended December 31, 2012 that caused the Company to perform an interim impairment assessment.

Income Tax Assets and Liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary

Note A—Summary of Significant Accounting Policies (Continued)

differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. Valuation allowances of $39.3 million and $36.3 million were recorded as of December 31, 2012 and 2011, respectively. The valuation allowances recorded related primarily to net operating losses in certain foreign operations. If such losses are ultimately utilized to offset future operating income, the Company will recognize a tax benefit up to the full amount of the valuation reserve.

Workers' Compensation. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims.

The accrual for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

Foreign Currency Translation. The results of operations of the Company's foreign subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's foreign subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations, and have not been material for all periods presented.

Stock-based Compensation. Under various stock plans, officers, employees and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest,

Note A—Summary of Significant Accounting Policies (Continued)

rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

No stock appreciation rights have been granted under the Company's existing stock plans.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

Property and Equipment. Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the following useful lives:

Computer hardware	2 to 3 years
Computer software	2 to 5 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease, 5 years maximum

Internal-use Software. The Company capitalizes direct costs incurred in the development of internal-use software. Amounts capitalized are reported as a component of computer software within property and equipment. Internal-use software development costs capitalized for the years ended December 31, 2012, 2011 and 2010, are reflected in the following table (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Internal-use software development costs	$19,083	$18,133	$10,512

Note B—New Accounting Pronouncements

Balance Sheet Disclosures. In December 2011, the Financial Standards Board ("FASB") issued authoritative guidance in regards to the presentation of netting assets and liabilities related to financial and derivative instruments as a single amount in the statement of financial position to address the difference between GAAP and international financial reporting standards ("IFRS"). This authoritative guidance is to be applied for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

Comprehensive Income. In June 2011, the FASB issued authoritative guidance which requires an entity to present net income, and comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This authoritative guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholder's equity. This authoritative guidance was to be applied retrospectively and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Except for presentation requirements, the adoption of this guidance as of March 31, 2012, did not have an impact on the Company's Financial Statements.

Note B—New Accounting Pronouncements (Continued)

Fair Value Measurements and Disclosures. In May 2011, the FASB issued authoritative guidance to achieve common fair value measurement and disclosure requirements in GAAP and international financial reporting standards ("IFRS"). The amendments explain how to measure fair value and will improve the comparability of fair value measurement presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. This authoritative guidance was to be applied prospectively and was effective during interim and annual periods beginning after December 15, 2011. The adoption of this guidance during the three months ended March 31, 2012, did not have an impact on the Company's Financial Statements.

Testing Goodwill for Impairment. In August 2011, the FASB issued authoritative guidance which is intended to simplify how entities test goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This authoritative guidance was effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance during the three months ended March 31, 2012, did not have an impact on the Company's Financial Statements.

Note C—Other Current Assets

Other current assets consisted of the following (in thousands):

	December 31,	
	2012	2011
Deposits in trusts for employee benefits and retirement plans	$ 97,535	$ 87,646
Other	63,670	57,791
	$161,205	$145,437

Note D—Goodwill

The following table sets forth the activity in goodwill from December 31, 2010, through December 31, 2012 (in thousands):

	Goodwill
Balance as of December 31, 2010	$189,787
Translation adjustments	(364)
Balance as of December 31, 2011	189,423
Acquisitions	11,454
Translation adjustments	462
Balance as of December 31, 2012	$201,339

In December 2012 the Company, through its wholly-owned subsidiary Protiviti, acquired SusQtech, Inc, a provider of Microsoft SharePoint implementation, design and integration services. As part of the acquisition, the Company recorded goodwill of $10 million within its risk consulting and internal audit services segment.

Note E—Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	December 31, 2012	December 31, 2011
Computer hardware	$ 132,331	$ 122,619
Computer software	269,917	249,843
Furniture and equipment	114,623	108,917
Leasehold improvements	122,060	113,972
Other	12,884	15,143
Property and equipment, cost	651,815	610,494
Accumulated depreciation	(544,135)	(502,522)
Property and equipment, net	$ 107,680	$ 107,972

Note F—Accrued Payroll Costs and Retirement Obligations

Accrued payroll costs and retirement obligations consisted of the following (in thousands):

	December 31, 2012	December 31, 2011
Payroll and benefits	$196,569	$181,035
Employee retirement obligations	92,233	87,031
Workers' compensation	28,595	24,217
Payroll taxes	44,244	63,011
	$361,641	$355,294

Included in employee retirement obligations is the following (in thousands):

	December 31, 2012	December 31, 2011
Deferred compensation plan and other benefits related to the Company's Chief Executive Officer	$74,155	$71,603

Note G—Notes Payable and Other Indebtedness

The Company issued promissory notes as well as other forms of indebtedness in connection with certain acquisitions and other payment obligations. These are due in varying installments, carry varying interest rates and, in aggregate, amounted to $1.5 million at December 31, 2012, and $1.7 million at December 31, 2011. At December 31, 2012, $1.5 million of the notes were collateralized by a standby letter of credit. The following table shows the schedule of maturities for notes payable and other indebtedness at December 31, 2012 (in thousands):

2013	$ 117
2014	128
2015	140
2016	153
2017	167
Thereafter	840
	$1,545

Note G—Notes Payable and Other Indebtedness (Continued)

At December 31, 2012, the notes carried fixed rates and the weighted average interest rate for the above was 9.0% for each of the years ended December 31, 2012, 2011 and 2010.

The Company has an uncommitted letter of credit facility (the "facility") of up to $35.0 million, which is available to cover the issuance of debt support standby letters of credit. The Company had used $19.7 million in debt support standby letters of credit as of December 31, 2012 and $22.0 million in 2011. Of the debt support standby letters of credit outstanding, $18.1 million as of December 31, 2012 and $20.2 million in 2011, satisfies workers' compensation insurer's collateral requirements. There is a service fee of 1.25% on the used portion of the facility. The facility is subject to certain financial covenants and expires on August 31, 2013. The Company intends to renew this facility prior to its August 31, 2013 expiration.

Note H—Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2012, 2011 and 2010, consisted of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 99,354	$ 48,068	$18,085
State	24,339	11,969	7,412
Foreign	25,603	23,101	16,232
Deferred:			
Federal and state	(15,188)	15,117	3,654
Foreign	195	2,039	3,716
	$134,303	$100,294	$49,099

Income before the provision for income taxes for the years ended December 31, 2012, 2011 and 2010, consisted of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Domestic	$286,537	$202,210	$ 88,065
Foreign	57,708	48,006	27,103
	$344,245	$250,216	$115,168

Note H—Income Taxes (Continued)

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

	Years Ended December 31,		
	2012	2011	2010
Federal U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.0	3.4	2.0
Non-deductible expenses	0.8	1.3	2.7
Non-U.S. income taxed at different rates, net of foreign tax credits	0.7	2.2	3.4
Federal tax credits	(0.3)	(1.2)	(1.3)
Tax impact of uncertain tax positions	(1.2)	(0.4)	0.2
Other, net	—	(0.2)	0.6
Effective tax rate	39.0%	40.1%	42.6%

The deferred portion of the tax provision (benefit) consisted of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Amortization of franchise rights	$ 514	$ 514	$ 570
Amortization of other intangibles	1,180	1,142	961
Accrued expenses, deducted for tax when paid	(13,494)	(2,076)	4,423
Capitalized costs for books, deducted for tax	7,395	7,448	4,693
Depreciation	(7,813)	(1,709)	(951)
Federal impact of unrecognized tax benefits	478	331	(921)
Foreign tax credit carryforwards	—	5,719	(5,719)
Other, net	(3,253)	5,787	4,314
	$(14,993)	$17,156	$ 7,370

The deferred income tax amounts included on the Consolidated Statements of Financial Position are composed of the following (in thousands):

	December 31,	
	2012	2011
Current deferred income tax assets, net	$102,993	$ 88,578
Long-term deferred income tax liabilities, net	(14,244)	(14,377)
	$ 88,749	$ 74,201

Note H—Income Taxes (Continued)

The components of the deferred income tax amounts at December 31, 2012 and 2011, were as follows (in thousands):

	December 31, 2012	December 31, 2011
Deferred Income Tax Assets		
Provision for bad debts	$ 7,585	$ 7,123
Employee retirement and other benefit obligations	62,637	54,708
Workers' compensation	10,007	8,526
Deferred compensation	10,895	15,502
Credits and net operating loss carryforwards	48,609	42,289
Other	23,781	16,427
Total deferred income tax assets	163,514	144,575
Deferred Income Tax Liabilities		
Amortization of intangible assets	(22,169)	(20,475)
Property and equipment basis differences	(8,029)	(8,823)
Other	(5,257)	(4,742)
Total deferred income tax liabilities	(35,455)	(34,040)
Valuation allowance	(39,310)	(36,334)
Total deferred income tax assets, net	$ 88,749	$ 74,201

The Company has net operating loss carryforwards in foreign countries. The tax benefit of these net operating losses is $37.7 million. These net operating losses expire in 2014 and later.

The Company has not provided deferred income taxes or foreign withholding taxes on $2.2 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2012 and 2011, since the Company intends to reinvest these earnings indefinitely. The U.S. tax impact upon repatriation, net of foreign tax credits, would be zero for the year ended December 31, 2012 and 2011.

FASB authoritative guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The literature also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The following table reconciles the total amounts of gross unrecognized tax benefits from January 1, 2010 to December 31, 2012 (in thousands):

	December 31, 2012	December 31, 2011	December 31, 2010
Balance at beginning of period	$11,669	$12,505	$13,135
Gross increases—tax positions in prior years	352	564	910
Gross decreases—tax positions in prior years	(273)	(1,061)	(493)
Gross increases—tax positions in current year	42	40	64
Settlements	(252)	(111)	(1,111)
Lapse of statute of limitations	(4,441)	(268)	—
Balance at end of period	$ 7,097	$11,669	$12,505

Note H—Income Taxes (Continued)

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $1.0 million, $2.7 million and $3.5 million for 2012, 2011 and 2010, respectively.

The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The total amount of interest and penalties accrued as of December 31, 2012, is $3.1 million, including a $2.3 million reduction recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2011, was $5.3 million, including a $0.3 million reduction recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2010, was $5.7 million, including a $0.4 million increase recorded in income tax expense during the year.

The Company believes it is reasonably possible that the settlement of certain tax uncertainties could occur within the next twelve months; accordingly, $2.0 million of the unrecognized gross tax benefit has been classified as a current liability as of December 31, 2012. This amount primarily represents unrecognized tax benefits composed of items related to assessed state income tax audits and negotiations.

The Company's major income tax jurisdictions are the United States, Australia, Belgium, Canada and Germany. For U.S. federal income tax, the Company remains subject to examination for 2009 and subsequent years. For major U.S. states, with few exceptions, the Company remains subject to examination for 2008 and subsequent years. Generally, for the foreign countries, the Company remains subject to examination for 2005 and subsequent years.

Note I—Commitments and Contingencies

Rental expense, primarily for office premises, amounted to $96.8 million, $100.6 million and $103.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. The approximate minimum rental commitments for 2013 and thereafter under non-cancelable leases in effect at December 31, 2012 were as follows (in thousands):

2013	$ 92,130
2014	78,928
2015	65,336
2016	45,109
2017	33,955
Thereafter	101,171
	$416,629

Additionally, as of December 31, 2012, the Company had future purchase commitments of approximately $44 million over the next three years primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

On April 23, 2010, Plaintiffs David Opalinski and James McCabe, on behalf of themselves and a putative class of similarly situated Staffing Managers, filed a Complaint in the United States District Court for the District of New Jersey naming the Company and one of its subsidiaries as Defendants. The Complaint alleges that salaried Staffing Managers located throughout the U.S. have been misclassified as exempt from the Fair Labor Standards Act's overtime pay requirements. Plaintiffs seek an unspecified amount for unpaid overtime on behalf of themselves and the class they purport to represent. Plaintiffs also seek an unspecified amount for statutory penalties, attorneys' fees and other damages. On October 6, 2011, the Court granted the Company's motion to compel arbitration of the Plaintiffs' allegations. At this stage, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from these allegations and, accordingly, no amounts have been provided in the

Note I—Commitments and Contingencies (Continued)

Company's financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the allegations.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

Note J—Stockholders' Equity

Stock Repurchase Program. As of December 31, 2012, the Company is authorized to repurchase, from time to time, up to 11.4 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. The number and the cost of common stock shares repurchased during the years ended December 31, 2012, 2011 and 2010, are reflected in the following table (in thousands):

	Years Ended December 31,		
	2012	**2011**	**2010**
Common stock repurchased (in shares)	4,689	5,308	3,678
Common stock repurchased	$132,691	$141,552	$96,296

Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. The number and the cost of employee stock plan repurchases made during the years ended December 31, 2012, 2011 and 2010, are reflected in the following table (in thousands):

	Years Ended December 31,		
	2012	**2011**	**2010**
Employee stock plan repurchased (in shares)	1,661	1,020	2,084
Employee stock plan repurchased	$50,045	$29,017	$59,164

The repurchased shares are held in treasury and are presented as if constructively retired. Treasury stock is accounted for using the cost method. Treasury stock activity for each of the three years ended December 31, 2012, (consisting of stock option exercises and the purchase of shares for the treasury) is presented in the Consolidated Statements of Stockholders' Equity.

Cash Dividends. The Company's Board of Directors may at their discretion declare and pay dividends upon the shares of the Company's stock either out of the Company's retained earnings or capital surplus. The cash dividends declared during the years ended December 31, 2012, 2011 and 2010, are reflected in the following table:

	Years Ended December 31,		
	2012	**2011**	**2010**
Cash dividends declared per share	$.60	$.56	$.52

Repurchases of shares and issuances of cash dividends are applied first to the extent of retained earnings and any remaining amounts are applied to capital surplus. As a result, the Company had no retained earnings as of December 31, 2012, 2011 and 2010.

Note K—Stock Plans

Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Grants have been made at the discretion of the Committees of the Board of Directors. Grants generally vest over four years. Shares offered under the plan are authorized but unissued shares or treasury shares.

Options currently outstanding under the plans have an exercise price equal to the fair market value of the Company's common stock at the date of grant and consist of non-statutory stock options under the Internal Revenue Code, and generally have a term of 10 years.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant, and for grants made prior to July 28, 2009, receive all dividends with respect to such shares on the dividend payment dates, whether or not the shares have vested as long as any performance condition has been met. Restricted stock grants made on or after July 28, 2009, contain forfeitable rights to dividends. Dividends for these grants are accrued on the dividend payment dates but are not paid until the shares vest, and dividends accrued for shares that ultimately do not vest are forfeited. Recipients of stock units do not pay any cash consideration for the units, do not have the right to vote, and do not receive dividends with respect to such units. Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche.

FASB authoritative guidance requires that excess tax benefits be recognized as an addition to capital surplus and that unrealized tax benefits be recognized as income tax expense unless there are excess tax benefits from previous equity awards to which it can be offset. The Company calculates the amount of eligible excess tax benefits that are available to offset future tax shortfalls in accordance with the long-form method described in the FASB authoritative guidance.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

Stock-based compensation expense consisted of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Stock options	$ —	$ —	$ 170
Restricted stock and stock units	41,464	50,906	56,949
	$41,464	$50,906	$57,119

Note K—Stock Plans (Continued)

Total unrecognized compensation cost, net of estimated forfeitures, consisted of the following (in thousands):

	December 31,		
	2012	2011	2010
Restricted stock and stock units	51,877	54,419	62,928

The unrecognized compensation cost is expected to be recognized over the next four years.

The following table reflects activity under all stock plans from December 31, 2009 through December 31, 2012, and the weighted average exercise prices (in thousands, except per share amounts):

	Restricted Stock Plans		Stock Option Plans	
	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2009	5,369	$24.87	7,289	$22.34
Granted	1,545	$26.81	—	—
Exercised	—	—	(1,726)	$22.22
Restrictions lapsed	(2,722)	$28.17	—	—
Forfeited	(196)	$23.48	(247)	$29.66
Outstanding, December 31, 2010	3,996	$23.44	5,316	$22.04
Granted	1,402	$32.02	—	—
Exercised	—	—	(806)	$22.73
Restrictions lapsed	(2,389)	$25.27	—	—
Forfeited	(94)	$23.09	(60)	$26.05
Outstanding, December 31, 2011	2,915	$26.08	4,450	$21.85
Granted	1,454	$28.36	—	—
Exercised	—	—	(2,260)	$19.00
Restrictions lapsed	(1,790)	$23.71	—	—
Forfeited	(84)	$28.84	(99)	$24.74
Outstanding, December 31, 2012	2,495	$29.02	2,091	$24.80

The total pre-tax intrinsic value of stock options exercised and the total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010, are reflected in the following table (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Total pre-tax intrinsic value of stock options exercised	$23,678	$ 6,429	$ 9,567
Total fair value of shares vested	$55,186	$67,076	$79,434

Note K—Stock Plans (Continued)

The following table summarizes information about options outstanding and exercisable as of December 31, 2012 (in thousands, except number of years and per share amounts):

	Options Outstanding and Exercisable			
Range of Exercise Prices	Number Outstanding and Exercisable as of December 31, 2012	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$13.39 to $22.24	414	0.65	$19.87	$ 4,953
$22.85 to $22.85	535	0.81	$22.85	4,795
$23.49 to $26.56	706	1.88	$26.21	3,961
$26.61 to $33.89	436	2.05	$29.61	962
	2,091	1.40	$24.80	$14,671

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $31.82 as of December 31, 2012, which would have been received by the option holders had they exercised their in-the-money options as of that date.

At December 31, 2012, the total number of available shares to grant under the plans (consisting of either restricted stock, stock units, stock appreciation rights or options to purchase common stock) was approximately 3.4 million. All of the 2.1 million options outstanding at December 31, 2012, were exercisable with a weighted average exercise price of $24.80.

Note L—Net Income Per Share

The calculation of net income per share for the three years ended December 31, 2012 is reflected in the following table (in thousands, except per share amounts):

	Years Ended December 31,		
	2012	2011	2010
Basic net income per share:			
Net income	$209,942	$149,922	$ 66,069
Income allocated to participating securities	1,081	2,159	2,340
Net income available to common stockholders	$208,861	$147,763	$ 63,729
Basic weighted average shares	138,201	140,479	142,833
Basic net income per share	$ 1.51	$ 1.05	$ .45
Diluted net income per share:			
Net income	$209,942	$149,922	$ 66,069
Income allocated to participating securities	1,075	2,150	2,340
Net income available to common stockholders	$208,867	$147,772	$ 63,729
Basic weighted average shares	138,201	140,479	142,833
Dilutive effect of potential common shares	1,208	1,311	1,195
Diluted weighted average shares	139,409	141,790	144,028
Diluted net income per share	$ 1.50	$ 1.04	$ .44

Note L—Net Income Per Share Continued)

Potential common shares include the dilutive effect of stock options, unvested performance-based restricted stock, restricted stock which contain forfeitable rights to dividends, and stock units. The weighted average diluted common shares outstanding for the years ended December 31, 2012, 2011 and 2010, respectively, excludes the effect of 0.2 million, 0.5 million, and 0.8 million anti-dilutive potential common shares. Employee stock options will have a dilutive effect under the treasury method only when the respective period's average market value of the Company's common stock exceeds the exercise proceeds. Under the treasury method, exercise proceeds include the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in capital surplus, if the options were exercised and the stock units and performance-based restricted stock had vested.

Note M—Business Segments

The Company, which aggregates its operating segments based on the nature of services, has three reportable segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. The temporary and consultant segment provides specialized staffing in the accounting and finance, administrative and office, information technology, legal, advertising, marketing and web design fields. The permanent placement segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields. The risk consulting segment provides business and technology risk consulting and internal audit services.

The accounting policies of the segments are set forth in Note A—Summary of Significant Accounting Policies. The Company evaluates performance based on income or loss from operations before net interest income, intangible amortization expense, and income taxes.

The following table provides a reconciliation of revenue and operating income (loss) by reportable segment to consolidated results (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Net service revenues			
Temporary and consultant staffing	$3,324,286	$3,050,999	$2,568,255
Permanent placement staffing	334,198	302,155	221,219
Risk consulting and internal audit services	452,729	423,822	385,619
	$4,111,213	$3,776,976	$3,175,093
Operating income (loss)			
Temporary and consultant staffing	$ 276,826	$ 209,101	$ 108,443
Permanent placement staffing	55,745	35,340	17,502
Risk consulting and internal audit services	10,875	4,977	(10,945)
	343,446	249,418	115,000
Amortization of intangible assets	398	153	411
Interest income, net	(1,197)	(951)	(579)
Income before income taxes	$ 344,245	$ 250,216	$ 115,168

Note M—Business Segments (Continued)

The Company does not report total assets by segment. The following tables represent identifiable assets by business segment (in thousands):

	December 31, 2012	December 31, 2011	December 31, 2010
Accounts receivable			
Temporary and consultant staffing	$336,468	$342,122	$296,722
Permanent placement staffing	88,436	75,333	59,952
Risk consulting and internal audit services	112,800	98,499	88,070
	$537,704	$515,954	$444,744

	December 31, 2012	December 31, 2011	December 31, 2010
Goodwill			
Temporary and consultant staffing	$134,756	$134,507	$134,653
Permanent placement staffing	26,586	26,545	26,568
Risk consulting and internal audit services	39,997	28,371	28,566
	$201,339	$189,423	$189,787

The Company operates internationally, with operations in North America, South America, Europe, Asia and Australia. The following tables represent revenues and long-lived assets by geographic location (in thousands):

	Years Ended December 31, 2012	2011	2010
Net service revenues			
Domestic	$3,022,274	$2,655,443	$2,263,316
Foreign	1,088,939	1,121,533	911,777
	$4,111,213	$3,776,976	$3,175,093

	December 31, 2012	December 31, 2011	December 31, 2010
Assets, long-lived			
Domestic	$ 86,239	$ 87,146	$ 86,689
Foreign	21,441	20,826	16,962
	$ 107,680	$ 107,972	$ 103,651

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note N—Quarterly Financial Data (Unaudited)

The following tabulation shows certain quarterly financial data for 2012 and 2011 (in thousands, except per share amounts):

2012	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Net service revenues	$1,015,444	$1,028,383	$1,033,173	$1,034,213
Gross margin	$ 402,083	$ 415,303	$ 415,249	$ 416,425
Income before income taxes	$ 80,264	$ 72,272(a)	$ 94,467	$ 97,242
Net income	$ 48,334	$ 45,329(a)	$ 57,660	$ 58,619
Net income available to common stockholders - diluted	$ 48,070	$ 45,101	$ 57,383	$ 58,322
Basic net income per share	$ .34	$ .33	$ .42	$ .43
Diluted net income per share	$ .34	$ .32(a)	$ .41	$ .42

(a) The decrease in second quarter 2012 income before income taxes, net income, and net income per share was primarily due to a charge related to a litigation settlement disclosed in the Company's July 5, 2012, Form 8-K. The settlement resulted in a non-recurring $19.0 million pre-tax charge to selling, general and administrative expenses and reduced second quarter net income and net income per share by $11.4 million and $0.08 per share, respectively.

2011	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Net service revenues	$ 880,869	$ 937,966	$ 984,668	$ 973,473
Gross margin	$ 338,089	$ 372,288	$ 391,903	$ 387,322
Income before income taxes	$ 44,576	$ 61,284	$ 72,195	$ 72,161
Net income	$ 26,705	$ 36,425	$ 44,168	$ 42,624
Net income available to common stockholders - diluted	$ 26,293	$ 35,890	$ 43,556	$ 42,037
Basic net income per share	$ .18	$ .25	$ .31	$ .30
Diluted net income per share	$ .18	$ .25	$ .31	$ .30

Note O—Subsequent Events

On February 12, 2013 the Company announced the following:

Quarterly dividend per share	$ .16
Declaration date	February 12, 2013
Record date	February 25, 2013
Payment date	March 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Robert Half International Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Robert Half International Inc., and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing in Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
February 15, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Management, including the Company's Chairman and Chief Executive Officer and the Vice Chairman and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chairman and Chief Executive Officer and the Vice Chairman and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting. There have been no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by Rule 13a-15 of the Securities Exchange Act of 1934 that occurred during the Company's fourth quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, using criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

None.

PART III

Except as provided below in this Part III, the information required by Items 10 through 14 of Part III is incorporated by reference from Item 1 of this Report and from the registrant's Proxy Statement, under the captions *"Nomination and Election of Directors," "Beneficial Stock Ownership," "Compensation Discussion and Analysis," "Compensation Tables," "Corporate Governance," "The Board and Committees"* and *"Independent Registered Public Accounting Firm"* which Proxy Statement will be mailed to stockholders in connection with the registrant's annual meeting of stockholders which is scheduled to be held in May 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights A	Weighted average exercise price of outstanding options, warrants and rights B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) C
Equity compensation plans approved by security holders	1,175,683	$25.09	3,354,026
Equity compensation plans not approved by security holders(a)	915,540	$24.43	0
Total	2,091,223	$24.80	3,354,026

(a) These plans, by their terms, expressly prohibited any grants to directors or executive officers. All such plans were terminated in May 2005, and no future grants may be made under such plans. The information in the table reflects shares issuable upon the exercise of options granted before such plans were terminated.

Since May 2005, all grants have been made pursuant to the Stock Incentive Plan, which was approved by stockholders in May 2005 and re-approved in May 2008 and May 2011. Such plan authorizes the issuance of stock options, restricted stock, stock units and stock appreciation rights to directors, executive officers and employees.

Description of Equity Plans Not Approved by Stockholders

All of the following plans were terminated in May 2005. No future grants may be made under any of these plans.

StockPlus Plan. The StockPlus Plan authorized the grant of stock options to employees other than directors and executive officers. No option could have a term of more than ten years.

Stock Option Plan for Field Employees. The Stock Option Plan for Field Employees authorized the grant of stock options to employees or consultants other than directors and executive officers. No option could have a term of more than ten years.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are included in Item 8 of this report:

Consolidated statements of financial position at December 31, 2012 and 2011.

Consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010.

Consolidated statements of comprehensive income for the years ended December 31, 2012, 2011, and 2010.

Consolidated statements of stockholders' equity for the years ended December 31, 2012, 2011, and 2010.

Consolidated statements of cash flows for the years ended December 31, 2012, 2011, and 2010.

Notes to consolidated financial statements.

Report of independent registered public accounting firm.

Selected quarterly financial data for the years ended December 31, 2012 and 2011 are set forth in Note N—Quarterly Financial Data (Unaudited) included in Item 8 of this report.

2. Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

Schedules I, III, IV and V have been omitted as they are not applicable.

3. Exhibits

Exhibit No.	Exhibit
3.1	Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.
3.2	By-Laws, incorporated by reference to Exhibit 3.2 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.
4.1	Restated Certificate of Incorporation of Registrant (filed as Exhibit 3.1).
*10.1	Form of Power of Attorney and Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.
*10.2	Employment Agreement between the Registrant and Harold M. Messmer, Jr., incorporated by reference to (i) Exhibit 10.(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1985, (ii) Exhibit 10.2(b) to Registrant's Registration Statement on Form S-1 (No. 33-15171), (iii) Exhibit 10.2(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1987, (iv) Exhibit 10.2(d) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988, (v) Exhibit 28.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1990, (vi) Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, (vii) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1993, (viii) Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, (ix) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, (x) Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (xi) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the

Exhibit No.	Exhibit
	fiscal year ended December 31, 1996, (xii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (xiii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, (xiv) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, (xv) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, (xvi) Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, and (xvii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
*10.3	Amended and Restated Retirement Agreement between Registrant and Harold M. Messmer Jr., incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated December 7, 2006.
*10.4	Excise Tax Restoration Agreement as amended and restated, incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.
*10.5	Outside Directors' Option Plan, as amended, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004.
*10.6	Equity Incentive Plan, as amended, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.
*10.7	Amended and Restated Deferred Compensation Plan, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.
*10.8	Amended and Restated Severance Agreement dated as of February 9, 2011, between Registrant and Paul F. Gentzkow, incorporated by reference to Exhibit 10.8 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
*10.9	Agreement dated as of July 31, 1995, between Registrant and Paul F. Gentzkow, incorporated by reference to Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.
*10.10	Form of Amended and Restated Severance Agreement, incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
*10.11	Form of Indemnification Agreement for Directors of the Registrant, incorporated by reference to (i) Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1989 and (ii) Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
*10.12	Form of Indemnification Agreement for Executive Officers of Registrant, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.
*10.13	Senior Executive Retirement Plan, incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
*10.14	Collateral Assignment of Split Dollar Insurance Agreement, incorporated by reference to (i) Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, and (ii) Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.
*10.15	Form of Part-Time Employment Agreement, as amended and restated, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.
*10.16	StockPlus Plan, incorporated by reference to Exhibit 10.20 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.
*10.17	Annual Performance Bonus Plan, as amended and restated, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012.

Exhibit No.	Exhibit
*10.18	Stock Option Plan for Field Employees, incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.
*10.19	Equity Incentive Plan—Form of Restricted Stock Agreement, incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated October 21, 2004.
*10.20	Equity Incentive Plan—Form of Stock Option Agreement, incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K dated October 21, 2004.
*10.21	Outside Directors' Option Plan—Form of Stock Option Agreement, incorporated by reference to Exhibit 99.4 to the Registrant's Current Report on Form 8-K dated October 21, 2004.
*10.22	Summary of Outside Director Cash Remuneration, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.
*10.23	Stock Incentive Plan, as amended and restated, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011.
*10.24	Stock Incentive Plan—Form of Restricted Share Agreement for Executive Officers, incorporated by reference to Exhibit 99.3 to Registrant's Current Report on Form 8-K dated May 3, 2005.
*10.25	Amendment to Restricted Share Agreement dated as of May 9, 2012, between Registrant and Harold M. Messmer, Jr., incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012.
*10.26	Form of Amendment to Restricted Share Agreement dated as of May 9, 2012, incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012.
*10.27	Form of Amendment to Restricted Share Agreement dated as of November 8, 2012.
*10.28	Stock Incentive Plan—Form of Stock Option Agreement for Executive Officers, incorporated by reference to Exhibit 99.4 to Registrant's Current Report on Form 8-K dated May 3, 2005.
*10.29	Stock Incentive Plan—Form of Restricted Share Agreement for Outside Directors, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006.
*10.30	Stock Incentive Plan—Form of Stock Option Agreement for Outside Directors, incorporated by reference to Exhibit 99.6 to Registrant's Current Report on Form 8-K dated May 3, 2005.
21.1	Subsidiaries of the Registrant.
23.1	Independent Registered Public Accounting Firm's Consent.
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Rule 1350 Certification of Chief Executive Officer.
32.2	Rule 1350 Certification of Chief Financial Officer.
101.1	Part II, Item 8 of this Form 10-K formatted in XBRL.

* Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBERT HALF INTERNATIONAL INC.
(Registrant)

Date: February 15, 2013	By:	/s/ M. KEITH WADDELL M. Keith Waddell Vice Chairman, President and Chief Financial Officer (Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 15, 2013	By:	/s/ HAROLD M. MESSMER, JR. Harold M. Messmer, Jr. Chairman of the Board, Chief Executive Officer, and a Director (Principal Executive Officer)
Date: February 15, 2013	By:	/s/ ANDREW S. BERWICK, JR. Andrew S. Berwick, Jr., Director
Date: February 15, 2013	By:	/s/ BARBARA J. NOVOGRADAC Barbara J. Novogradac, Director
Date: February 15, 2013	By:	/s/ ROBERT J. PACE Robert J. Pace, Director
Date: February 15, 2013	By:	/s/ FREDERICK A. RICHMAN Frederick A. Richman, Director
Date: February 15, 2013	By:	/s/ M. KEITH WADDELL M. Keith Waddell Vice Chairman, President, Chief Financial Officer and a Director (Principal Financial Officer)
Date: February 15, 2013	By:	/s/ MICHAEL C. BUCKLEY Michael C. Buckley Executive Vice President and Treasurer (Principal Accounting Officer)

Schedule II—Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Period	Charged to Expenses	Deductions	Translation Adjustments	Balance at End of Period
Year Ended December 31, 2010					
Allowance for doubtful accounts receivable	$21,423	6,795	(4,491)	(2,158)	$21,569
Deferred tax valuation allowance	$21,160	12,592	(2,660)	(109)	$30,983
Year Ended December 31, 2011					
Allowance for doubtful accounts receivable	$21,569	6,673	(4,370)	(1,245)	$22,627
Deferred tax valuation allowance	$30,983	7,745	(2,308)	(86)	$36,334
Year Ended December 31, 2012					
Allowance for doubtful accounts receivable	$22,627	7,133	(3,845)	(1,063)	$24,852
Deferred tax valuation allowance	$36,334	6,558	(2,774)	(808)	$39,310

EXHIBIT 10.27

The Amendment to Restricted Share Agreement substantially in the form attached hereto has been entered into by the Registrant with each of Harold M. Messmer, Jr., M. Keith Waddell, Paul F. Gentzkow, Robert W. Glass, Michael C. Buckley and Steven Karel. Pursuant to Instruction 2 to Item 601 of Regulation S-K, the individual agreements are not being filed.

ROBERT HALF INTERNATIONAL INC.

AMENDMENT TO RESTRICTED SHARE AGREEMENT

This Amendment to Restricted Share Agreement (the "Amendment") is made and entered into effective as of November 8, 2012, by and between ______ ("Participant") and Robert Half International Inc. (the "Company").

For good and valuable consideration, to the sufficiency of which the parties acknowledge and agree, the Restricted Shares Agreements between Participant and the Company dated as of February 9, 2011, and April 12, 2012, (respectively, the "2011 Agreement" and the "2012 Agreement") are amended as set forth below.

1. Section 19 of each of the 2011 Agreement and the 2012 Agreement is hereby amended and restated in its entirety as follows:

"19. Additional Negative Discretion. In addition to the Performance Conditions set forth in Section 4 of this Agreement and notwithstanding the vesting schedule set forth in Section 2 of this Agreement or anything to the contrary in the Plan, 100% of the shares that would otherwise be eligible to vest on the second vesting date (i.e., 50% of the total shares subject to the Restricted Share Award, after adjustment, if any, for the operation of the Earnings per Share Performance Condition specified in Section 4 of this Agreement) (the "Second Vesting Date Shares") shall be subject to forfeiture based on the Company's Total Shareholder Return ("TSR") relative to the TSR of the companies that comprise the S&P 500 Index as of May 6, 2012 and December 31, 2014 (the "S&P 500 TSR") for the period commencing on May 6, 2012 and ending on December 31, 2014 (the "TSR Measurement Period"). The calculation of the Final Award and the total number of shares that may be forfeited, if any, based on the Company's relative TSR shall be determined as follows:

(i) if the Company's TSR for the TSR Measurement Period is at or below the 35th percentile relative to the S&P 500 TSR, then 100% of the Second Vesting Date Shares shall be forfeited;

(ii) if the Company's TSR for the TSR Measurement Period is at or above the 50th percentile relative to the S&P 500 TSR, then no Second Vesting Date Shares shall be forfeited in calculating the Final Award as a result of the Company's TSR; and

(iii) to the extent the Company's TSR for the TSR Measurement Period is between the 35th and 50th percentile relative to the S&P 500 TSR, linear interpolation shall be used to determine the percentage of Second Vesting Date Shares that shall be forfeited. For example, if the Company's relative TSR is at the 40th percentile, then 66.67% of the Second Vesting Date Shares shall be forfeited.

If, as of the second vesting date, the determination by the Compensation Committee of the TSR described above shall not have occurred, the Second Vesting Date shares shall remain held in escrow by the Company. Any non-forfeited shares held in escrow pursuant to this Section 19 shall be released upon the Compensation Committee's determination of the Company's TSR shortly following the completion of the TSR Measurement Period.

For purposes of this Restricted Share Award, "Total Shareholder Return" or "TSR" shall be equal to the average price of a share of common stock during the thirty (30) trading days prior to and ending on the last trading day on or immediately prior to the last day of the TSR Measurement Period less the average price of a share of common stock during the thirty (30) trading days prior to and ending on the last trading day on or immediately prior to the first day of the TSR Measurement Period, plus all dividends payments made during the TSR Measurement Period, which are assumed to be re-invested as of the date of such dividend distribution, divided by the average price of a share of common stock during the thirty (30) trading days prior to and ending on the last trading day on or immediately prior to the first day of the TSR Measurement Period, with all prices to be automatically proportionately adjusted as applicable in the event of a stock split, reverse stock split, combination, consolidation, reclassification or subdivision."

2. Full Force and Effect. To the extent not expressly amended hereby, the 2011 Agreement and the 2012 Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ROBERT HALF INTERNATIONAL INC.

By ______________________________

Participant hereby accepts and agrees to be bound by all of the terms and conditions of this Agreement.

____

EXHIBIT 21.1

SUBSIDIARIES OF ROBERT HALF INTERNATIONAL INC.

Name of Subsidiary	Jurisdiction of Incorporation
RH Holding Company, Inc.	California
Benchmark Staffing Inc.	California
BMK Resources, Inc.	California
Robert Half of California, Inc.	California
Cooperative Resources, Inc.	California
Robert Half Staffing, Inc.	California
Robert Half Temporaries, Inc.	California
Jersey Temporaries, Inc.	Delaware
Protiviti Inc.	Delaware
Protiviti Holdings Inc.	Delaware
RH-TM Resources, Inc.	Delaware
Protiviti Government Services, Inc.	Maryland
Penta Advisory Services, LLC	Maryland
Robert Half Corporation	Nevada
Robert Half Nevada Staff, Inc.	Nevada
Robert Half of Pennsylvania, Inc.	Pennsylvania
Protiviti Pty. Limited	Australia
Robert Half Australia Pty. Limited	Australia
Robert Half Austria GmbH	Austria
Protiviti BVBA	Belgium
Robert Half BVBA	Belgium
Robert Half Consulting Services BVBA	Belgium
Robert Half Assessoria Em Recursos Humanos Ltda.	Brazil
Robert Half Trabalho Temporário Ltda.	Brazil
Protiviti EOOD	Bulgaria
Robert Half Canada Inc.	Canada
Robert Half Internacional Empresa De Servicios Transitorios Limitada	Chile
Protiviti Shanghai Co. Ltd.	China
Robert Half Human Resources Shanghai Company Limited	China
Robert Half Hong Kong Limited	China, Hong Kong SAR
Protiviti Hong Kong Co. Limited	China, Hong Kong SAR
Robert Half Czech Republic, s.r.o.	Czech Republic
Protiviti SAS	France
Robert Half International France SAS	France
Robert Half SAS	France
Protiviti GmbH	Germany

Name of Subsidiary	Jurisdiction of Incorporation
Robert Half Deutschland Beteiligungsgesellschaft GmbH	Germany
Robert Half Deutschland GmbH & Co. KG	Germany
Protiviti Consulting Private Limited	India
PI Advisory Private Limited	India
Robert Half Ireland Limited	Ireland
Protiviti S.r.l.	Italy
Robert Half S.r.l.	Italy
Protiviti LLC	Japan
Robert Half Japan Ltd.	Japan
Robert Half Sarl	Luxembourg
Robert Half Holding Sarl	Luxembourg
Protiviti B.V.	Netherlands
Robert Half International B.V.	Netherlands
Robert Half Nederland B.V.	Netherlands
Robert Half New Zealand Limited	New Zealand
Protiviti Pte. Ltd.	Singapore
Robert Half International Pte. Ltd.	Singapore
Protiviti Yuhan Hoesa	South Korea
Robert Half International Spain, Empresa de Trabajo Temporal, S.L.	Spain
Protiviti Spain S.L.	Spain
Robert Half S.L.	Spain
Robert Half GmbH	Switzerland
Robert Half International (Dubai) Ltd.	United Arab Emirates
Protiviti Limited	United Kingdom
Robert Half Holdings Limited	United Kingdom
Robert Half Limited	United Kingdom

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-14706, 33-32622, 33-32623, 33-39187, 33-39204, 33-40795, 33-52617, 33-56639, 33-56641, 33-57763, 33-62138, 33-62140, 33-65401, 33-65403, 333-05743, 333-05745, 333-18283, 333-18339, 333-38786, 333-38820, 333-42471, 333-42573, 333-42343, 333-42269, 333-50068, 333-50094, 333-66038, 333-66042, 333-68193, 333-68135, 333-68273, 333-75694, 333-79793, 333-79829, 333-88001, 333-91173, 333-91151, 333-91167, 333-98737, 333-125044 and 333-151015) of Robert Half International Inc., of our report dated February 15, 2013, relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
February 15, 2013

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

I, Harold M. Messmer, Jr., certify that:

1. I have reviewed this report on Form 10-K of Robert Half International Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2013

/s/ HAROLD M. MESSMER, JR.

Harold M. Messmer, Jr.
Chairman and Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

I, M. Keith Waddell, certify that:

1. I have reviewed this report on Form 10-K of Robert Half International Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2013

/s/ M. KEITH WADDELL

M. Keith Waddell
Vice Chairman, President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Robert Half International Inc. (the "Form 10-K"), I, Harold M. Messmer, Jr., Chief Executive Officer of Robert Half International Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Robert Half International Inc.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Robert Half International Inc. and will be retained by Robert Half International Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

February 15, 2013

/s/ Harold M. Messmer, Jr.

Harold M. Messmer, Jr.
Chief Executive Officer
Robert Half International Inc.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Robert Half International Inc. (the "Form 10-K"), I, M. Keith Waddell, Chief Financial Officer of Robert Half International Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Robert Half International Inc.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Robert Half International Inc. and will be retained by Robert Half International Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

February 15, 2013

/s/ M. Keith Waddell

M. Keith Waddell
Chief Financial Officer
Robert Half International Inc.

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Corporate Directory

Board of Directors

Andrew S. Berwick, Jr.
President and Chief Executive Officer of Berwick-Pacific Corporation, a real estate development company

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer of Robert Half International

Barbara J. Novogradac
President of Novogradac Investment Company, a private real estate investment company

Robert J. Pace
Retired partner and Managing Director of Goldman, Sachs & Co., a global investment banking and securities firm

Frederick A. Richman
Consultant to Deloitte Tax LLP

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer of Robert Half International

---

Corporate Headquarters
2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000
www.rhi.com

Registrar and Stock Transfer Agent
Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
(800) 676-0894
(800) 952-9245 (Hearing Impaired)
(201) 680-6578 (Foreign Shareholders)
www.computershare.com/investor

MIX
Paper from responsible sources
FSC www.fsc.org FSC® C101537

Cover is printed on 120# McCoy Silk Cover.
Pages 1 to 8 are printed on 100# McCoy Silk.
Balance of book is printed on 50# White Financial Text.

Management

Executive Officers

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer

Paul F. Gentzkow
President and Chief Operating Officer – Staffing Services

Robert W. Glass
Executive Vice President, Corporate Development

Michael C. Buckley
Executive Vice President, Chief Administrative Officer, Treasurer and Assistant Secretary

Steven Karel
Executive Vice President, Secretary and General Counsel

Officers

Evelyn Crane-Oliver
Senior Vice President, Associate General Counsel and Assistant Secretary

Lex Doherty
Senior Vice President, Corporate Controller

Kenneth D. Gitlin
Senior Vice President, Operational Support

Kathryn Krebs
Senior Vice President, Human Resources and Compensation

Tami A. Munns
Senior Vice President, Corporate Services – Staffing

M. Sean Perry
Senior Vice President, Chief Information Officer

Reesa M. Staten
Senior Vice President, Corporate Communications

Paula M. Streit
Senior Vice President, Corporate Services – Protiviti

Elena West
Senior Vice President, Marketing

Robert Half International is an Equal Opportunity Employer.

Accountemps®
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Finance & Accounting
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Robert Half®
Management Resources
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OfficeTeam®
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Robert Half® Technology
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Robert Half® Legal
roberthalflegal.com

The Creative Group®
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Protiviti®
protiviti.com









rhi.com

2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000